STEVEN D. TALBOT, P.S.
Lawyer

2101 NE 129th Street
Suite 213
Vancouver, WA 98686
360-816-8518 Phone
360-816-8503 fax

November 4, 2011

Mr. Ryan Houseal
United States Securities and Exchange Commission
Washington, DC 20549

RE:	EC Development, Inc. (f/k/a eNucleus, Inc.)
Form 10-12G
Filed September 19, 2011
File No.  000-14039

Dear Mr. Houseal:

With respect to and in response thereto your Comment letter dated October 17, 2011, postmarked October 24, 2011 and received by us on October 31, 2011 with respect to the Company’s Form 10-12G filed with the Securities and Exchange Commission on September 19, 2011.

For your convenience, we have reproduced the comments from the Commission’s staff in the order provided followed by the Company’s corresponding response.

General

1.
Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.  At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934.  In addition, we will continue to review your filing until all of our comments have been addressed.  If the review process has not been completed before that date you should consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.

Response:

We understand our reporting requirements and that we may have to withdraw our registration statement.

2.	Please revise your document throughout as necessary so as to clarify the organizational history of your company and its predecessor, eNucleus. In this regard we note the following statements:
• “We were incorporated in Delaware on May 30, 2000”, on page 38;
•  “eNucleus, Inc. (Company) was originally organized in Nevada in 1984, redomiciled in Delaware in July 2000”. Page F-6;
•  “EC Development, LLC (LLC) was organized in Oklahoma on November 9, 2005”, page F-6;
•  “We have not accrued or paid any dividends since the Company’s inception, August 1, 2011”, page 53.

Response:

In response to this Staff comment, we have amended our Form 10-12G to clarify the organizational history of the Company and its predecessor, eNucleus.  The Company itself was chartered in Delaware in 2000 to serve as a merger entity for a Nevada corporation chartered in 1984.  The entity acquired, EC Development LLC, was formed in Oklahoma in 2005 and, while legally “acquired” by the Company, it is treated as the accounting “acquirer” in the financial statements.  The emergence from bankruptcy serves as the starting date for the Company’s books and records for fresh-start accounting.

Item 1.  Business, page 3

3.
Revise to discuss the need for any government approval of your principal products.  If government approval is necessary and you have not yet received that approval, discuss the status of the approval within the government approval process. See Item 101(h)(4)(viii) of Regulation S-K.  You should also discuss the regulatory environment for you industry in general and describe how such regulations may affect you operations.

Response:

In response to this Staff comment, we have amended our Form 10-12G to provide additional information regarding government approval for our principal products and also included the regulatory environment in general as the laws; rules and regulations generally vary from jurisdiction to jurisdiction.  The Company is presently approved by various governmental agencies in the jurisdictions where it presently does business (in order to sell its products and services to regulated gaming facilities in those jurisdictions but continues to seek additional governmental approvals in other jurisdictions as it attempts to enter new markets to sell its products and services.

4.
You state in the risk factor disclosure under the heading "If we become dependent on key suppliers, our business may suffer due to adverse conditions in our supply chain" on page 33 that certain components and subassemblies that are used in the manufacture of your hardware components are purchased from a single or a limited number of suppliers. You further state that should any of these suppliers be unable to meet your requirements in a timely manner, you may experience an interruption in production until an alternative source of supply can be obtained. Please revise to include disclosure describing the sources and availability for these components and subassemblies. You should also include the names of your principal suppliers. See Item 101(h)(5) of Regulation S-K.

Response:

This risk factor is generally true for any company which obtains assembled subassemblies from another source but the specific items which are used by the Registrant are switches and counters which convert mechanical actions (such as spinning a roulette wheel) into electronic signals to provide monitoring function.  The nature of these items is that they are designed to the Registrant’s specifications but they could be obtained from a multitude of sources.  Therefore, in the amended Form 10, this risk factor has been revised to disclose that, while the inability of a supplier to complete an order would require time and effort to replace that supplier, it would not have a significant material impact.

Our Products, page 7

5.	In light of the nature of your products, you should include more robust and comprehensive disclosure regarding your intellectual property.

Response:

In response to this Staff comment, we have amended our Form 10-12G to provide additional information on our products and provide a more robust and comprehensive description of our intellectual property.

Market and Competition

Market, page 20

6.
We note that you reference third-party source materials in support of the industry data included in your document.  We note by way of example your reference to the forecast from “various industry sources” regarding the growth of the global market for casinos.  Please disclose the identity and of these industry sources as well as the dates of any third-party reports referenced in your document.  Such copies should be marked or highlighted to show the information from the report that is reference in your document.  You should also include cross-references to the page in your document where such information is cited.  Finally, tell us whether any of these third-party reports were prepared for you in connection with the preparation of this registration statement.

Response:

In response to this Staff comment, we will furnish separately, the specific reference material used in the support of information we included in our filing.  The following is the language from the Form 10-12G and the specific cross reference to the reports relied upon.  None of the reports relied upon were prepared for the Company or at its request; these reports are all the workproduct of governmental or inter-governmental agencies or commissions.

The gaming industry includes both large casino operations and smaller facilities.  Traditionally, gaming refers to for-profit gaming operations, which are permitted and exist in 48 states in the US.  Based on forecasting from various industry sources, the global market for casinos is forecast to reach the range of US$100 billion by the year 20151, powered by growing popularity of gambling, legalizing of casinos by several governments, huge capital inflows and development of attractive new casino destinations. The gaming industry is segmented into casinos which are operated for profit and charitable gaming which may or may not be operated on a continuous basis.  Historically, the gaming industry has been extremely resilient, very durable and held up better than almost any other sector during recessions.  This is often attributed to the “escapism” offered at gaming facilities that attracts customers in hard times.  The financial health and good outlook of casinos is important to the Company.

The gaming industry includes the gambling market, which has been renamed as “gaming” over the past ten years as different types of facilities offering different types of games of chance and wagering were included.  The effect of the shift to a larger focus has also served to soften the public image.  The industry has undergone growth but also increased competition.  Gaming, as used in this document, includes everything from pari-mutuel betting to riverboat gambling to slot machines to bingo halls.  The Company offers software solutions for the owners and operators of various gaming facilities, which range from larger casinos to casinos operated on cruise ships to smaller boutique facilities.  Thus, much of what is considered part of the gaming industry lies within the target market for the Company’s product offerings.

The casino market increased dramatically with the passage of the IGRA, which allowed for the comparatively orderly and rapid growth of tribal gaming on Indian territories across the United States.  Where casinos were once restricted to a few major gambling centers, primarily in Nevada, casinos began to be constructed and operate in many locations, often much closer to major metropolitan centers.

Tribal casinos represent a large and growing market in the United States with approximately 400 facilities constructed and operating in the past 25 years.2  These casinos have included both Class III games like the traditional casinos and also Class II games.

1 PWC Report – Playing to Win (pg 7)
2 National Indian Gaming Report – (slide 4)

Item 1A.  Risk Factors

General

7.
Please review your risk factor headings so that they more adequately describe how the related risk factor may affect your operations and your securities.  See Item 503(c) of Regulation S-K.  We note by way of example, without limitation, the following risk factor heading:

•	“Certain principal shareholders, our officers and directors have the ability to exercise control over the Company”, page 30;
•	“We will have broad discretion in using any proceeds from the sale of stock or other securities”, page 30; and
•	“There are significant potential conflicts of interest, which could impact our investment returns,” page 31.
Response:

In response to this Staff comment we have reworded the risk factors as appropriate to more accurately convey the actual risk factors being disclosed in the amended Form 10-12G.

“There are significant potential conflicts of interest, which could impact our investment returns,” page 31

8.
Please disclose the identity of any other entities that your executive officers and directors are affiliated with at the current time.  You should include a description of the business conducted by any such entity and tell us whether any entity identified is a public or non public company.  In addition, disclose how you intend to resolve any conflicts of interest between EC Development and these entities should they arise.

Response: There are no other entities that the executive officers and/or directors are affiliated with at the current time.  The Company is presently completing the drafting of a code of ethics which will outline procedures for executive officers and directors to deal with conflicts and potential conflicts and, once completed and approved by the board of directors, will disclose the code of ethics by a filing under Form 8-K as well as update the Company’s webpage to make this information available.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

General

9.
Delete your reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995 as your company is not already a public reporting company and therefore the safe harbor is not available. Alternatively, if you retain the disclosure, please clarify that the safe harbor is not available to you.

Response:

In response to this Staff comment, this paragraph has been modified in the amended Form 10-12G to make it clear that while certain statements may be forward-looking statements, the safe harbor under the PSLRA is not available to the Registrant.

Business Strategy, page 43

10.
You state that you are presently pursuing opportunities in niche markets that may have been overlooked by larger competitors such as the Class II gaming facilities in additional to continuing the development of your user-monitoring and reporting systems.  Please describe these plans in greater detail, if material.  To the extent these plans involve any anticipated material expenditures, you should provide quantitative discloser regarding such anticipate expenses in your liquidity and capital resources discussion.  See Item 303 of Regulation S-K.  For further guidance, refer to Section III.B of SEC Release No. 33-6835

Response:

In response to this Staff comment we have further expanded the Business Strategy section of our Form 10-12G to provide a description of the niche markets (Emerging International Markets, Cruise Ship Industry, Award With Prize and Tribal Gaming).  The niche markets do not involve any material expenditures.  As explained in our Form 10-12G, our software systems are standards-compliant for both Class II and Class III games and related gaming systems and have had continual development for over 5-years creating state of the art gaming technology to provide what we believe is one of the most comprehensive and cutting edge casino management systems (sometimes referred to herein generically, as “CMS’s”) in the market.  Our ability to pursue niche markets is a result of exploiting the capabilities of our technology to adapt to unique gaming environments without additional development costs.

Liquidity, page 46

11.
Please revise to clarify whether your current cash resources will be sufficient to meet you operating requirement for the next twelve months.  To the extent that you are unable to make such assertions, or if you have identified a material deficiency in your short or long-term liquidity, then revise to disclose the deficiency along with a discussion regarding your proposed remedy.  We refer you to FRC 501.03(a) and Section IV of Release No. 33-8350

Response:

In response to this Staff comment, we are amending the Form 10-12G to clarify that current cash flow is expected to be sufficient to meet operating expenses for the next twelve months.  The Company has executed contracts pending installations.  These contracts have a value of $13,322,269 realizable over the next 36 months.  The Company will realize approximately $3,000,000.00 over the next 12 months from these contracts, which we believe will be adequate to meet the company operating requirements for the next twelve months.

Going Concern, page 46

12.
We note from your disclosures on page 46 that your plan of operation includes generating operating cash flow from revenues on existing but not yet recognized contracts requiring scheduled installation.  To the extent these contracts are firm orders to deliver products and/or services, tell us what consideration you gave to disclosing the total amount of the company’s backlog for such contracts.  Also, if revenues recognized from your backlog contracts have historically had, or are expected to have, a significant impact on the variability of your results, tell us how you consider including a discussion and analysis regarding changes in your backlog as part of your MD&A discussion on revenues.

Response:

In response to this Staff comment, the Company recognizes that its current operating results, based on recognized revenues and expenses, raise an issue about its ability to continue as a going concern; however, the Company also recognizes that it is contractually entitled to revenue, which, if realized in the ordinary course of business based only upon its existing business and signed contracts, would be sufficient to meet current expenses.  Therefore, assuming only performance under signed contracts, the ability of the Company to meet its future obligations may be greater than would be suggested by the results of previous periods, the factors on which such a caveat (the “going concern” caveat) is based.  The Company is amending the Form 10-12G by inserting a table to reflect the backlog of contracts and how they will impact our results going forward.

Contractual Obligations, page 47

13.
We note from your risk factor disclosures on page 27 that the company has never declared or paid any cash dividends on its common stock.  However, your disclosures on pages 47 and 53 indicate that you are contractually obligated to pay dividends to a stockholder from a premerger obligation until the filing of this Form 10.  Please revise your risk factor disclosures to clarify this apparent inconsistency.  In addition, explain further and revise to disclose the terms of this obligation.  Ensure your revised disclosures address the total dividends paid to date and the total remaining obligation including amounts not yet accrued.

Response:

We have stated in various locations in the Form 10 that the Registrant has not paid and does not plan to pay dividends, which we will further clarify that the Registrant, EC Development, Inc., has not paid and does not plan to pay dividends to any stockholders of the Registrant. We will more clearly disclose that our contractual obligation to pay the predecessor’s required distributions are only liabilities of the Registrant and not dividends to stockholders, previously erroneously described as dividends, and has been included in notes payable.

Item 4.  Security Ownership of Certain Beneficial Owners and Management, page 49

14.
We note that information regarding the beneficial ownership of your securities is provided as of June 30, 2011.  Please revise so as to provide this information as the most practicable date that is closer in time to the date of your next amended filing.  See Item 403(a) of Regulation S-K.

 Response:

In response to this Staff comment, we are amending the Form 10-12G to update the date as of which the beneficial ownership disclosure is made.

15.
For clarity, please revise your table so that it includes only the beneficial owners of your securities and the respective aggregate amount of shares beneficially owned by each individual listed.  You may provide additional disclosure regarding the ownership of such shares by way of footnote.

Response:

In response to this Staff comment, we are amending the beneficial ownership table in the Form 10-12G to only include the beneficial owners of our securities.

16.
Please revise to indicate by footnote, if true, that the amount of securities beneficially owned by each person listed in your beneficial ownership table also includes any shares that those individuals have the right to acquire within the next 60 days.  See Item 403(a) and Exchange Act Rule 13d-3(d)(1).

Response:

In response to this Staff comment, we have revised the footnotes to the beneficial ownership table in our amended Form 10-12G to include rights to acquire shares.

Item 5. Directors and Officers

Directors and Executive Officers, page 50

17.	Please describe in greater detail Mr. Estep’s and Mr. Combs’ role with Techrescue LLC. We note that you currently describe these individuals as affiliates of this entity.

Response:

Mr. Estep and Mr. Combs formed Techrescue, LLC a number of years ago.  The firm provides basic computer repair and support services to local home users and small businesses.  The company maintains a storefront location to support a walk-in clientele. Mr. Estep and Mr. Combs take no active part in its management or operations and are not active in this company.  Techrescue does not have any business relationship with the Registrant and does not provide any competitive technology or services.

18.
As a related matter, please describe in greater detail the business operations of Techrescue LLC. Your current disclosure merely describes the entity as an early state, private consulting firm.  You should also disclose in your risk factors section any potential conflicts that may arise between your company and Techrescue LLC.

Response:

Techrescue, LLC provides basic computer repair and support services to local home users and small businesses.  The company maintains a storefront location to support a walk-in clientele. Techrescue does not have any business relationship with the Registrant and does not provide any competitive technology or services and therefore we do not believe that any potential conflict exists nor should is there a need for any addition disclosure regarding this company as a risk factor.  The company will amend the Form 10-12G to provide additional disclosure on the relationship between Eugene Estep and Rick Combs with Techrescue LLC and the business activities of Techrescue LLC.

19.
In addition, please include disclosure in your revised document for each director, which briefly discusses how the specific experience, qualifications, attributes or skills that of each director led to the conclusion that the person should serve as a director in light of your business and structure.

Response:

In response to this Staff comment, we will amend Form 10-12G to briefly discuss the specific experience, qualifications, attributes or skills of each director.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 52

20.
Please revise your document to provide a detailed description of the material terms of any agreements with Techrescue LLC.  With regards to the loan payable to Techrescue, you should include disclosure in your document of the outstanding principal as of the most practicable date, applicable interest rates and payment terms.  See paragraphs (a)(5), (a)(6), and (d) of Item 404 of Regulation S-K.

Response:

In response to this Staff comment, we will amend Form 10-12G to briefly discuss the specific note payable to Techrescue LLC including balance and terms.  This note payable represents the extent of all agreements with Techrescue LLC.

Item 10. Recent Sales of Unregistered Securities, page 53

21.
You report that you completed four separate unregistered sales of securities during 2011 in reliance upon Regulation D.  However, it appears that you have not filed a Form D for any of these unregistered transactions.  Please advise.

Response:

In response to this Staff comment, Forms D shall be prepared and submitted for the prior sales of securities.

Item 15. Financial Statements and Exhibits, page 56

22.	Please include as an exhibit with your amended filing any agreements relating to the loan payable to Techrescue LLC. See Item 15 of Form 10 and Item 601(b)(10) of Regulation S-K.

Response:

In response to this Staff comment, we will amend Form 10-12G to include a copy of the promissory note payable to Techrescue LLC as an exhibit.

Consolidated Financial Statements

General

23.	Please note that you will be required to update your financial statements pursuant to Rule 8-08 of Regulation S-X prior to the automatic effectiveness of this registration statement.

Response:

We will update our financial statements prior to the effectiveness of this registration statement pursuant to Rule 8-08 of Regulation of S-X.

24.	Please revise to include a statement of operations and statement of cash flows for the comparable interim period of the preceding fiscal year. We refer you to Rule 8-03 of Regulation S-X.

Response:

We will provide a statement of operations and statement of cash flows for the comparative interim period of the preceding fiscal year.

Balance Sheet, page F-2

25.
It appears that the share amounts for December 31, 2009 and June 30, 2011 as reflected in the stockholders’ equity section of your balance sheet have been reversed.  In this regard, we note the number of common shares issued and outstanding at December 31, 2009 and June 30, 2011 should be 15,000,000 and 26,723,194, respectively.  Pleas revise your disclosures accordingly.

Response:

We will revise share amounts for December 31, 2009 and June 30, 2011 as reflected in the stockholders’ equity section of our balance sheet

Note 5. Intangible Asset – Software

26.
Tell us how you determined the $10.0 million value of the intangible asset – software purchased from Techrescue, LLC; a company owned by your principal stockholder.  Also, tell us whether the company had the intention and/or ability to repay the note payable issued in exchanged for this asset and tell us whether the note had any provisions that allowed for the issuance of shares in exchange for payment.  Tell us the account guidance you relied upon in account for this transaction and specifically ell us how you considered the guidance in SAB Topic 5.G by analogy.

Response:

The $10,000,000 was determined in early 2007 by management, as the value of the software, in exchange for a note payable of $10,000,000, which occurred approximately two and a half years prior to the acquisition by the Registrant of EC Development, LLC (LLC), on August 1, 2010, approximately three and a half years before the filing of this Form 10.. The repayment of the note payable by the issuance of 3,000,000 shares was determined at the time of the acquisition. The original intent was to repay the note based on cash flows from operations or upon a change of ownership.

The guidance which we relied on was the accounting for a reverse acquisition whereby the LLC was deemed to be the accounting acquirer and, accordingly, the LLC’s historical financial statements for the periods prior to the acquisition became those of the Registrant. As such the carrying value, net of the resulting accumulated amortization, became the carrying value of the registrant.

SAB Topic 5.G specially refers to an exchange by stockholders prior to or contemporaneously with a first time public offering.  The Company has not commenced any first time public offering and is only making their first public filing so this exchange was years prior to any first time public offering. Further, in the Interpretative Response of the SAB, states “The staff believes that transfers of nonmonetary assets to a company by its promoters or stockholders in exchange for stock prior to or at the time of the company’s initial public offering should be recorded at the transferors’ historical cost determined under GAAP.” The Registrant did record at the transferor’s historical cost. In further support of this position see the following paragraph.

The Registrants process used to assess your intangible assets – software for impairment consisted of forecasting the expected future discounted net cash flows over five years. The methodology and assumptions used included revenues being projected based on agreements in place or being negotiated.  Cash flows from one specific signed agreement is anticipated to be more than enough to support the carrying value of the intangible assets – software and would meet the revenue recognition criteria, except for the installation of the software.

27.
Please describe further the process used to assess your intangible asset-software for impairment.  In this regard, tell us the methodologies and significant assumptions used in your analysis.  In addition, considering the nature of the software and technological innovations in the gaming industry, explain further how you determined a 10-year useful life for this asset is reasonable.  We refer you o ASC 360-10-35.

Response:

Although the Registrant sells its products and services to the gaming industry, the software is not gaming software, but a system of tools for management of equipment (such as slot machines) used in the gaming industry and once installed will provide revenues for many years. Further the Company has a substantial backlog of customers under signed contracts. We will more clearly disclose the amortization period and the basis for such period in future filings.

Note 6. Note Payables, page F-10

28.
Please tell us whether you are current with regard to the principal and interest payments due for each of your notes payable at December 31, 2010 and June 30, 2011 (or the date of the most recent balance sheet included in your filing).  To the extent that you are delinquent in your payments, please revise both your notes and liquidity discussion to indicate as such.

Response:

We are current with regards to the principal and interest payments due for each of our notes payable at December 31, 2010 and June 30, 2011.

The Registrant is responsible for the adequacy and accuracy of the disclosure in all filings of the Company.

The Registrant understands that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant believes that the responses set forth above adequately address all of the comments set forth in your letter of October 17, 2011, as they relate to the Form 10-12G.  However, should you or the other members of the staff have questions regarding the Registrant’s responses or other comments; you should feel free to contact Randy Edgerton, CFO, at the Registrant’s principal executive offices at 23 East 9th Street, Suite  229, Shawnee, Oklahoma, 74801 or contact the undersigned, as counsel to the Registrant, at my office at 2101 NE 129th Street, Suite 213, Vancouver, WA 98686, Telephone 360-816-8518 and Fax 360-816-8503.

Yours truly,

STEVEN D. TALBOT, P.S.

Steve Talbot

National Indian Gaming Report

Growth in Gaming Revenues
($ in Billions)

$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$0.0
$9.8
$11.0
$12.8
$14.7
$16.8
$19.5
$22.6
$24.9
$26.1
$26.7
$26.5
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

2

2009 Gaming Operations & Revenues in Millions by Range

5% of operations have
39% of revenues
100%
80%
60%
40%
20%
0%
$250M+, 5%
$100M to $250M, 12%
$50M to $100M, 12%
$25M to $50M, 16%
<$25M, 55%
$250M+, 39%
$100M to $250M, 31%
$50M to $100M, 14%
$25M to $50M, 9%
<$25M, 7%
55% of operations
have 7% of revenues
% of Operations
% of Revenue

3

NIGC 2009 Gaming Revenue Distribution By Region

Portland
$2.5B
49 operations
St. Paul
$4.4B
120 operations
Sacramento
$7.0B
62 operations
Phoenix
$2.6B
47 operations
OK City
$1.5B
49 operations
Tulsa
$1.7B
64 operations
Wash DC
$6.8B
28 operations
Alaska
Washington
Oregon
Idaho
Montana
North Dakota
Minnesota
Wisconsin
Michigan
South Dakota
Wyoming
Nevada
California
Utah
Colorado
Nebraska
Iowa
Illinois
Indiana
Ohio
Pennsylvania
New York
Vermont
Maine
New Hampshire
Massachusetts
Rhode Island
Connecticut
New Jersey
Delaware
Maryland
Virginia
Kansas
Missouri
Kentucky
Arizona
New Mexico
Oklahoma
Arkansas
Tennessee
North Carolina
South Carolina
Georgia
Alabama
Mississippi
Louisiana
Texas
Florida

4

2009 Gaming Operations & Revenues by Regions

Washington DC Region has 7% of operations / 26% of revenues
St. Paul Region has 29% of operations / 17% of revenues
100%
80%
60%
40%
20%
0%
Washington, 7%
OK City, 12%
Tulsa , 15%
St. Paul, 29%
Phoenix, 11%
Sacramento, 15%
Portland, 12%
Washington, 26%
OK City, 6%
Tulsa , 6%
St. Paul, 17%
Phoenix, 10%
Sacramento, 26%
Portland, 10%
% of Operations
% of Revenue

5

NIGC Regional Offices Gaming Revenue Growth 2009 vs 2008

18%
13%
8%
3%
-2%
-7%
6%
Portland
Sacramento
-5%
Phoenix
-6%
St Paul
-0.4%
1%
Tulsa
0.1%
Washington DC
12%
OK City

2009 Total Gaming Revenue was $256M, or 1%, Lower than 2008.

6

Operations with Increased vs Decreased Revenues in 2009

250
200
150
100
50
0
13 ops
100%+
12 ops
50% to 100%
59 ops
10% to 50%
80 ops
<10%
7 ops
50% to 100%
88 ops
10% to 50%
146 ops
<10%
146 operations experienced decreased revenues of less than 10%
14 ops
Increased Revenues
Decreased Revenues
new

7

NATIONAL INDIAN GAMING COMMISSION

NIGC Tribal Gaming Revenues

Gaming Revenue Range	Number of Operations	Revenues (in thousands)	Percentage of Operations	Percentage of Revenues	Mean (in thousands)	Median (in thousands)
Gaming operations with fiscal years ending in 2009						
$250 million and over	21	$10,256,700	5.0%	38.7%	$488,414	$387,003
$100 million to $250 million	50	$8,167,831	11.9%	30.8%	$163,357	$158,652
$50 million to $100 million	52	$3,707,540	12.4%	14.0%	$71,299	$70,729
$25 million to $50 million	67	$2,384,381	16.0%	9.0%	$35,588	$33,474
$10 million to $25 million	90	$1,473,178	21.5%	5.6%	$16,369	$15,900
$3 million to $10 million	68	$415,275	16.2%	1.6%	$6,107	$6,174
Under $3 million	71	$77,542	16.9%	0.3%	$1,092	$779
Total	419	$26,482,447				
Gaming Revenue Range	Number of Operations	Revenues (in thousands)	Percentage of Operations	Percentage of Revenues	Mean (in thousands)	Median (in thousands)
Gaming operations with fiscal years ending in 2008						
$250 million and over	23	$11,197,566	5.7%	41.9%	$486,851	$415,966
$100 million to $250 million	47	$7,764,163	11.6%	29.0%	$165,195	$164,918
$50 million to $100 million	52	$3,605,181	12.8%	13.5%	$69,330	$67,054
$25 million to $50 million	66	$2,286,574	16.3%	8.6%	$34,645	$32,179
$10 million to $25 million	85	$1,409,292	21.0%	5.3%	$16,580	$16,214
$3 million to $10 million	69	$408,109	17.0%	1.5%	$5,915	$5,867
Under $3 million	63	$67,941	15.6%	0.3%	$1,078	$908
Total	405	$26,738,826				
Gaming operations with fiscal years ending in 2007						
$250 million and over	22	$10,999,559	5.6%	42.1%	$499,980	$417,707
$100 million to $250 million	47	$7,807,413	12.0%	29.9%	$166,115	$158,777
$50 million to $100 million	46	$3,281,581	11.8%	12.6%	$71,339	$71,113
$25 million to $50 million	58	$2,070,824	14.8%	7.9%	$35,704	$33,423
$10 million to $25 million	90	$1,529,902	23.0%	5.9%	$16,999	$16,192
$3 million to $10 million	67	$396,957	17.1%	1.5%	$5,925	$5,699
Under $3 million	61	$57,236	15.6%	0.2%	$938	$755
Total	391	$26,143,472				
Gaming operations with fiscal years ending in 2006						
$250 million and over	23	$11,006,025	5.8%	44.2%	$478,523	$413,556
$100 million to $250 million	40	$6,730,419	10.2%	27.0%	$168,260	$157,987
$50 million to $100 million	45	$3,185,470	11.4%	12.8%	$70,788	$66,955
$25 million to $50 million	64	$2,241,013	16.2%	9.0%	$35,016	$32,652
$10 million to $25 million	73	$1,241,706	18.5%	5.0%	$17,010	$17,363
$3 million to $10 million	67	$416,098	17.0%	1.7%	$6,210	$6,423
Under $3 million	82	$68,293	20.8%	0.3%	$833	$347
Total	394	$24,889,022				
Gaming operations with fiscal years ending in 2005						
$250 million and over	21	$9,691,959	5.4%	42.9%	$461,522	$379,129
$100 million to $250 million	39	$6,206,788	9.9%	27.5%	$159,148	$145,771
$50 million to $100 million	43	$2,897,277	11.0%	12.8%	$67,379	$63,211
$25 million to $50 million	58	$2,019,686	14.8%	8.9%	$34,822	$33,116
$10 million to $25 million	75	$1,267,891	19.1%	5.6%	$16,905	$16,383
$3 million to $10 million	68	$411,501	17.3%	1.8%	$6,051	$5,474
Under $3 million	88	$83,698	22.4%	0.4%	$951	$417
Total	392	$22,578,800				

Source: Compiled from gaming operation audit reports received and enteredby the NIGC through 5/18/2010.

9

National Indian Gaming Commission
Tribal Gaming Revenues (in thousands) by Region
Fiscal Year 2009 and 2008

	Fiscal Year 2009		Fiscal Year 2008		Increase (decrease)		
	Number of Operations	Gaming Revenues	Number of Operations	Gaming Revenues	Number of Operations	Gaming Revenues	Revenue Percentage
Portland (fka Region I)	49	$2,520,908	47	$2,376,025	2	$144,883	6.1%
Sacramento (fka Region II)	62	$6,969,881	59	$7,363,493	3	($393,612)	(5.3%)
Phoenix (fka Region III)	47	$2,599,885	46	$2,773,715	1	($173,830)	(6.3%)
St. Paul (fka Region IV)	120	$4,384,444	115	$4,402,311	5	($17,867)	(0.4%)
Tulsa (Eastern part of fka Region V)	64	$1,715,393	62	$1,699,940	2	$15,453	0.9%
OK City (Western part of fka Region V)	49	$1,509,200	48	$1,347,242	1	$161,958	12.0%
Washington (fka Region VI)	28	$6,782,735	28	$6,776,100	0	$6,635	0.1%
Totals	419	$26,482,447	405	$26,738,826	14	($256,379)	(1.0%)

Source: Compiled from gaming operation audited financial statements received by the NIGC through May 18, 2010.

Portland	Alaska, Idaho, Oregon, and Washington.
Sacramento	California, and Northern Nevada
Phoenix	Arizona, Colorado, New Mexico, and Southern Nevada.
St. Paul	Iowa, Michigan, Minnesota, Montana, North Dakota, Nebraska, South Dakota, Wisconsin and Wyoming
Tulsa	Kansas, and Eastern Oklahoma.
OK City	Western Oklahoma and Texas.
Washington	Alabama, Connecticut, Florida, Louisiana, Mississippi, North Carolina, and New York.

10

Fiscal Year End (FYE) Date Comparison

FYE 3/31,
4/30, 5/31=3%
FYE 6/30=4%
FYE 12/31=
38%
FYE
9/30=56%

11

PWC Report – Playing to Win

www.pwc.com/e&m

Playing to win

The outlook for the global casino and online gaming market to 2014 pwc

Use of data within this report

This document is provided by PwC for general guidance only and does not constitute the provision of legal advice, accounting services, investment advice, or professional consulting of any kind. The information provided herein should not be used as a substitute for consultation with professional tax, accounting, legal, or other competent advisers. Before making any decision or taking any action, you should consult a professional adviser who has been provided with all pertinent facts relevant to your particular situation.

The information is provided as is, with no assurance or guarantee of completeness, accuracy, or timeliness of the information and without warranty of any kind, express or implied, including but not limited to warranties of performance, merchantability, and fitness for a particular purpose.

Permission to cite

No part of this publication may be excerpted, reproduced, stored in a retrieval system, or distributed or transmitted in any form or by any means—including electronic, mechanical, photocopying, recording, or scanning—without the prior written permission of PwC. Requests should be submitted in writing to Radhika Nanda at radhika.nanda@uk.pwc.com, outlining the excerpts you wish to use along with a draft copy of the full report that the excerpts will appear in. Provision of this information is necessary for every citation request to enable PwC to assess the context in which the excerpts are being presented. Without limiting the foregoing, you may not use excerpts from the publication in financial prospectus documents, public offerings, private placement memoranda, filings with the US Securities and Exchange Commission, annual reports, or similar financial, investment, or regulatory documents.

Contents

Introduction: about this study 2

Executive summary: key trends 4

Part I: Casino gaming 6

- Global overview 7
- United States 8
- EMEA 12
- Asia Pacific 16
- Latin America 20
- Canada 22

Part II: Online gaming 24

- A world of uncertainty 25
- Regulation: the emergence of "walled gardens" 26
- Emerging change drivers 32
- The global market in 2014—region by region 34
- Conclusion 36

Playing to win 1

Introduction
About this study

Grand Lisboa Casino, Macau

Welcome to PwC's global point-of-view study dedicated to the casino gaming industry and the online gaming sector. In publishing this report, we are reflecting the increasingly globalized nature of the casino gaming market, while also acknowledging the continuing local nature of gaming habits and regulation.

How this point-of-view paper is structured

The industry analysis in this paper is divided into two sections.

The first part—which makes up the majority of the report—covers traditional casino gaming. This consists of betting activities conducted within casinos, including land-based casinos, riverboats, dockside casinos, tribal casinos, slot parlors, racinos (slots at racetracks) and cruise ships, together with revenues from gaming machines in other locations. Our analysis of developments in the industry is supported by forecasts for global spending through 2014. Spending totals represent gross gaming revenue, which is the house win, or the amount wagered minus the amount returned to players as winnings.

The second part of the paper examines trend and developments in the online gaming market in each region, and the evolution of the respective markets across the world. We close the section by describing our vision for the state of evolution of each region by 2014.

2 PwC

A new approach

Against the fast-changing background of the global casino gaming market, we at PwC have adopted a new approach to communicating our insights and research on the industry.

Until 2008, we included a Casino Gaming chapter in our annual PwC Global Entertainment & Media Outlook ("E&M Outlook"), which forecasts future spending trends across 13 segments of the E&M industry. In 2010, we have decided to build on the statistical rigor of the E&M Outlook and combine it with our global thought leadership in the casino gaming market to prepare this study. This fresh approach enables us to achieve two objectives.

The first is to present our perspectives on the opportunities, challenges and trends facing participants in the casino gaming market worldwide, and to analyze how these factors will play out over the coming years. The second is to underpin this industry analysis with revenue forecasts for each segment and region of the global gaming market through 2014, providing the reader with hard statistical data against which to plan responses to the trends highlighted in the document.

As the accompanying information panel explains, our analysis and statistical data on the global and regional casino gaming markets are contained in Section I of this report. In Section II we give our views on trends and future developments in the online gaming markets. However, owing to the legal and regulatory uncertainties that surround these activities in many countries across the world, this analysis does not include historical or projected data for online gaming revenues.

Balancing revenues and costs

Although our financial forecasts in this publication—like those in the E&M Outlook—focus solely on revenues, we also acknowledge the cost implications of various developments. As new and more attractive casino gaming facilities—often including accommodation and other leisure choices—are built in existing and new gaming centers around the world, the investment required from the companies behind these developments is massive.

While each new casino development may generate new incremental revenues, there is inevitably a degree of cannibalization of revenues from existing casinos. This effect has been especially clear during the past two years, given the impact of the recession on consumers' discretionary spending. As a result there is always a risk that the additional revenues from new developments or marketplaces may not be big enough to justify the investment involved.

At the same time, gaming has wider social and economic implications. The profile, goodwill, and tourism revenues generated by casino gaming can bring major benefits to cities and entire countries, which is why governments are so keen to encourage and attract them. The potential for tax revenues is a further attraction—and this consideration represents one of the main drivers behind the growing willingness of national and state governments worldwide to legalize and license online gaming operators.

Unique appeal

There is a high degree to which casino gaming will always be local. The unique and widely differing atmospheres and "feel" of casinos in Las Vegas, Macau or London's Mayfair are a key element of their appeal. As online gaming gains momentum, it will be interesting to see how much of a competitive impact it has on traditional casinos. There is also a point of view that says people who start playing online may want to start playing in a physical environment, especially with poker—as seen by some casinos in the UK.

In this publication, we seek to illuminate the future path for all stakeholders in the casino gaming industry, wherever in the world they may be based or operating. Whether you are an operator intending to enter a new gaming jurisdiction and wanting to understand the new market's revenue potential, a regulator in a newly formed gaming jurisdiction needing to evaluate the suitability of potential licensees, or an online social network assessing the future opportunities in online gaming, this study is for you. We hope you find it both informative and valuable.

Marcel Fenez
Global Leader,
Entertainment & Media

Part I: Casino gaming Playing to win 3

Executive summary
Key trends

As an industry, casino gaming has always been a unique source of entertainment for its customers, and—all too often—a focus of governments' regulatory spotlight. As a highly discretionary element of consumer spending, it is also exposed to changes in economic confidence and conditions. Today, all these long-standing attributes are reflected in a range of challenges and opportunities facing both the industry's established players and also those contemplating entering the market.

A solid but uneven recovery

Not the least of these challenges is the continuing global economic uncertainty. Recent experience confirms that the casino gaming industry is not immune to recessions. While the 2.8 percent decline in total global spending on casino gaming in 2009 appears at first sight to be a fairly resilient performance, the global figure masks a slump of 12.2 percent in 2009 in EMEA, and of 3.4 percent in the US. What is more, spending in the US and EMEA has fallen for the three successive years up to 2010, and will trend upward only modestly in 2011.

In contrast, Asia Pacific—which overtook EMEA in 2008 as the world's second—largest region for casino gaming revenues—has hardly paused for breath, registering a modest slowdown in spending growth to 7.4 percent in 2009, before rebounding back into double-digits with growth of nearly 50 percent in 2010. The much smaller Latin American market has also stayed in positive territory in terms of growth.

A similarly stark contrast in growth rates will be evident during the recovery phase that is now under way. Globally, spending is showing a steady recovery, growing at 9.3 percent compounded annually through 2014. Asia Pacific will grow at a compound annual growth rate (CAGR) of 23.6 percent, dramatically outpacing the US, EMEA, and Canada. As a result, the Asia Pacific casino gaming market—which was just over one—third, or 34.3 percent the size of the US in 2008—will be equivalent to 92 percent of US spending in 2014. Latin America will also achieve double-digit CAGR over the five years, at 12.8 percent compounded annually.

In assessing the outlook for growth across the world, it is important to take into account the likelihood that supply side changes will tend to overpower cyclical effects. Recent examples of this include the effect of changes in visa restrictions on the market in Macau, and the opening of major resort casinos in Singapore. However, in the absence of significant changes on the supply side, then cyclical effects will come through strongly, as seen with US casinos in the past three years. A further factor clouding the issue in Europe is smoking bans. These were introduced into many countries during 2007–2008, and have undoubtedly had a negative impact over and above the effects of the recession.

New markets and facilities opening up

Such considerations aside, Asia Pacific's differentiated growth outlook reflects three main factors. Inevitably, the first is the role of economic growth in driving disposable incomes and the emergence of a prosperous middle class. The second is the deep attachment to casino gaming and other forms of gambling in many societies in the region—an attachment that consumers increasingly have the resources to indulge.

The third factor is the growing opportunity to take part in casino gaming, as new centers are established

4 PwC

and as new facilities are opened up in existing centers, often following a delay during the economic downturn. Prime examples of new territories entering the market include Singapore's rapid emergence as a casino gaming center, surging from a standing start in 2010 to revenues totaling more than $8 billion in 2014. Meanwhile, in the long-established gaming center of Macau, work on Sands China Ltd's extension to the Venetian Macau complex and on the new Galaxy Macau resort has restarted, with completion of both currently scheduled for 2011. And in the Philippines, the completion of the $15 billion Manila Bay resort in 2013 will help spending in 2010–2014 to reach an impressive CAGR of 17.6 percent.

The dramatic impact of new casino gaming opportunities on spending is equally evident in a number of markets outside Asia Pacific. In Spain, the delayed Gran Scala project is now back on track, and its completion in 2013 will dramatically expand the market in Spain, by 2014, resulting in a five-year CAGR of 70.7 percent.

Similarly, new casino openings in Chile in 2010 will boost the market by 39.7 percent in a single year. And in Canada, a new Paragon Gaming casino opening in 2013 will combine with improved economic conditions to lift the casino gaming market to double-digit growth during that year.

Growing complexities for operators and regulators

Throughout the casino gaming industry, it is clear that better opportunities trigger spending. But who can claim the biggest share of growth—and how? Expansion in some segments can intensify competitive pressures for others. In the US, for example, regional casinos are cannibalizing spending in Atlantic City, where revenues in 2014 will still be below the 2009 level.

Across the world, shifting demand and rising consumer expectations are forcing gaming operations to find ways to differentiate themselves from the competition. This drives innovation, and ever-larger and more compelling offerings. The MGM Resorts International's CityCenter in Las Vegas is the largest privately funded construction project in the history of the United States. And online gaming offerings are growing apace, as quickly, and in some cases, faster, than—the enabling legislation and regulatory frameworks.

To address the market challenges while sustaining and growing their daily operations, gaming owners and operators must interact with many organizations in both the public and private sectors—ranging from investment banks, analysts, and commercial lending institutions, to governing bodies and licensing agencies that regulate and monitor their operations. Complex issues also confront gaming regulators: how to monitor and safeguard enterprises that provide gaming tax revenues, while also preserving the integrity of the gaming environment and the reputation of all parties involved.

In the emerging area of online gaming services, the regulatory complexities and sensitivities are even greater. In our view, the currently predominant approach of in-country or in-state regulation and licensing of online will be steadily eroded during the next five years, under the impact of rising demand for cross-border gaming and liquidity for disciplines such as poker. In Europe we are likely to see continued local country regulation, but with pooling of poker. While pan-European regulation on online gaming may eventually be agreed, this is unlikely to happen within the next five years.

Towards 2014

Overall, our research suggests that—in many ways—the industry in 2014 will be similar to today's, characterized by large and prestigious destination developments. But in other ways it will have changed dramatically, with an ongoing shift in spending towards Asia Pacific and probably towards online gaming, and the rapid emergence of new centers such as Singapore (see charts below). Put simply, to win out in casino gaming, it is vital to understand what your customers want. That success factor will not change at all.

Regional share of global casino gaming market

2009
Latin America 0%
Canada 4%
Asia Pacific 22%
EMEA 17%
US 57%

2014
Latin America 0%
Canada 3%
Asia Pacific 41%
EMEA 13%
US 43%

Part I: Casino gaming Playing to win 5

Part I: Casino gaming

Aria Resort and Casino, Las Vegas

6 PwC

Global overview

According to our projections, global casino gaming revenue across the United States, EMEA (Europe, Middle East, Africa), Asia Pacific, Latin America, and Canada will grow at a 9.3 percent compound annual rate during the next five years, rising from $100.5 billion in 2009 to $156.8 billion in 2014.

The United States will increase by 3.6 percent compounded annually, from $57.2 billion in 2009 to $68.3 billion in 2014. However, it will remain the largest region ahead of Asia Pacific, which will be the fastest-growing region with a projected 23.6 percent increase compounded annually to $62.9 billion in 2014 from $21.8 billion in 2009.

In EMEA, casino gaming revenues will rise to $19.7 billion in 2014 from $17.3 billion in 2009, a compound average annual increase of 2.6 percent, with Spain reporting the region's greatest percentage growth. Growth in Canada will be spurred by a major new casino opening in 2013. This will help spending to grow on a percentage basis much more quickly than in the US, advancing from $3.7 billion in 2009 to $5.1 billion in 2014, a 6.7 percent compound annual rate. In Latin America, annual growth will average 12.8 percent from a very small revenue base of $425 million in 2009, rising to $776 million in 2014.

Global Casino Gaming Market by Region (US$ Millions)

Region	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2010–14 CAGR
United States	52,878	57,500	60,229	59,238	57,240	56,500	58,030	60,510	64,165	68,300	
% Change	*9.4*	*8.7*	*4.7*	*(1.6)*	*(3.4)*	*(1.3)*	*2.7*	*4.3*	*6.1*	*6.4*	*3.6*
EMEA	19,334	19,964	20,241	19,649	17,259	16,186	16,452	17,080	18,219	19,651	
% Change	*14.3*	*3.3*	*1.4*	*(2.9)*	*(12.2)*	*(6.2)*	*1.6*	*3.8*	*6.7*	*7.9*	*2.6*
Asia Pacific	10,926	12,774	16,721	20,343	21,845	32,305	41,259	48,790	56,373	62,927	
% Change	*7.0*	*16.9*	*30.9*	*21.7*	*7.4*	*47.9*	*27.7*	*18.3*	*15.5*	*11.6*	*23.6*
Latin America	306	336	377	407	425	528	594	649	711	776	
% Change	*7.4*	*9.8*	*12.2*	*8.0*	*4.4*	*24.2*	*12.5*	*9.3*	*9.6*	*9.1*	*12.8*
Canada	3,117	3,239	3,502	3,764	3,712	3,835	4,045	4,316	4,771	5,143	
% Change	*7.9*	*3.9*	*8.1*	*7.5*	*(1.4)*	*3.3*	*5.5*	*6.7*	*10.5*	*7.8*	*6.7*
Total	**86,561**	**93,813**	**101,070**	**103,401**	**100,481**	**109,354**	**120,380**	**131,345**	**144,259**	**156,797**	
% Change	*10.1*	*8.4*	*7.7*	*2.3*	*(2.8)*	*8.8*	*10.1*	*10.4*	*10.7*	*9.3*	*9.3*

Sources: PwC, Wilkofsky Gruen Associates

Part I: Casino gaming

Playing to win 7

United States
Market overview

The economic recession resulted in declines in gaming revenues in the US in 2008, 2009 and 2010, with the biggest fall being a 3.4 percent decrease in 2009. Improved economic conditions will trigger a recovery from late 2011, but US gaming revenues will not return to 2007 levels until 2012. Mid-single-digit increases are expected for 2013–2014. Total gaming revenues will increase to $68.3 billion in 2014 from $57.2 billion in 2009, a 3.6 percent compound annual increase, making the US the slowest-growing region during the forecast period.

Regional casinos held up relatively well in 2009, buoyed by growth in racetrack casinos, and will be the fastest-growing category during the next five years. This growth in regional casinos' revenues will largely result from their gaining market share at the expense of Atlantic City, which will be the only category where we expect revenues in 2014 to be lower than in 2009. Nevada will recover from double-digit declines in 2008 and 2009 to realize growth of 4.1 percent compounded annually during the five years.

Casino gaming market (US$ millions)

United States	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
Nevada	11,650	12,622	12,849	11,443	10,247	9,950	10,300	10,950	11,700	12,500
Atlantic City	5,018	5,218	4,920	4,545	3,943	3,550	3,330	3,260	3,285	3,350
Tribal casinos	22,510	25,080	26,100	26,700	26,500	26,000	26,400	27,000	28,500	30,250
Regional casinos	13,700	14,580	16,360	16,550	16,550	17,000	18,000	19,300	20,700	22,200
Total	**52,878**	**57,500**	**60,229**	**59,238**	**57,240**	**56,500**	**58,030**	**60,510**	**64,185**	**68,300**

Sources: American Gaming Association, National Indian Gaming Commission, Nevada Gaming Commission, New Jersey Casino Control Commission, PwC, Wilkofsky Gruen Associates

Casino gaming market growth (%)

United States	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2010–14 CAGR
Nevada	10.3	8.3	1.8	(10.9)	(10.5)	(2.9)	3.5	6.3	6.8	6.8	4.1
Atlantic City	4.4	4.0	(5.7)	(7.6)	(13.2)	(10.0)	(6.2)	(2.1)	0.8	2.0	(3.2)
Tribal casinos	16.0	11.4	4.1	2.3	(0.7)	(1.9)	1.5	2.3	5.6	6.1	2.7
Regional casinos	1.0	6.4	12.2	1.2	0.0	2.7	5.9	7.2	7.3	7.2	6.1
Total	**9.4**	**8.7**	**4.7**	**(1.6)**	**(3.4)**	**(1.3)**	**2.7**	**4.3**	**6.1**	**6.4**	**3.6**

Sources: American Gaming Association, National Indian Gaming Commission, Nevada Gaming Commission, New Jersey Casino Control Commission, PwC, Wilkofsky Gruen Associates

8 Playing to win: The outlook for the global casino and online gaming market to 2014

United States
Nevada

In its overall revenue mix, Nevada—which includes Las Vegas, as well as smaller centers such as Laughlin and Reno—relies on foreign players more than other casinos in the United States. As a result, the drop in foreign tourism driven by the global financial crisis triggered double-digit declines in revenues in 2008 and 2009.

The downturn in Las Vegas first became evident in 2007, as the crisis in the US housing market saw visitors from elsewhere in the US cut back their spending on visits. As a result, a number of casino projects in Las Vegas have been put on hold, and hotels have been forced to cut rates and make special discount offers to attract visitors. While visitation numbers are now edging up, the average spend per head is well below its peak in 2006.

Las Vegas is currently hunkered down for a relatively gradual recovery, since experience shows that an upturn in vacations to casino gaming centers tends to lag about 12–18 months behind a rebound in the economy. At the same time, significant new capacity has, and will, continue to occur in Las Vegas. This includes MGM Resort International's $8.5 billion CityCenter development, which opened in December 2009 and includes a 165,000-square-foot casino; and Cosmopolitan of Las Vegas, due to open in December 2010 with a 75,000-square-foot casino.

As the global economy recovers, and international visitors return alongside domestic visitors, Nevada continues to be better placed to capitalize in the upturn than Atlantic City, since Nevada is less affected by competition from regional casinos. This means Nevada should be able to absorb the new capacity and start to rebound, once the economies and disposable income improves.

At the time of writing in 2010, the market in Nevada appears to be bottoming out, with the gradual rise in visits to Las Vegas having helped to slow down the decline in gaming revenues. We expect Nevada revenues to decline by 2.9 percent for 2010 as a whole and then to begin to recover in late 2011, with mid-single-digit gains projected for 2012–2014. Over the five-year forecast period, the Nevada market will increase at a 4.1 percent compound annual rate to $12.5 billion in 2014 from $10.2 billion in 2009.

Nevada casino gaming revenue (US$ millions)

Nevada	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2010–14 CAGR
Slots	7,768	8,306	8,451	7,736	6,823	6,550	6,750	7,150	7,600	8,100	
% Change	*9.4*	*6.9*	*1.7*	*–8.5*	*–11.8*	*–4.0*	*3.1*	*5.9*	*6.3*	*6.6*	*3.5*
Table games	3,882	4,316	4,398	3,707	3,424	3,400	3,550	3,800	4,100	4,400	
% Change	*12.1*	*11.2*	*1.9*	*–15.7*	*–7.6*	*–0.7*	*4.4*	*7.0*	*7.9*	*7.3*	*5.1*
Total	**11,650**	**12,622**	**12,849**	**11,443**	**10,247**	**9,950**	**10,300**	**10,950**	**11,700**	**12,500**	
% Change	*10.3*	*8.3*	*1.8*	*–10.9*	*–10.5*	*–2.9*	*3.5*	*6.3*	*6.8*	*6.8*	*4.1*

Sources: Nevada Gaming Commission, PwC, Wilkofsky Gruen Associates

Part I: Casino gaming Playing to win 9

United States
Atlantic City

Of all the segments of the US casino gaming industry, the Atlantic City market is the most at risk from the impacts of the current downturn and intensifying competitive pressures from regional casinos. These factors saw Atlantic City casino revenues slump by 13.2 percent in 2009, meaning they have declined by a cumulative 24.4 percent from 2006 to 2009. In our view, Atlantic City revenues will not start to grow again until 2013, and in 2014 they will still be well below their 2006 peak.

Rising competition from Pennsylvania, and more recently from Yonkers, has cut into the areas where Atlantic City typically attracts visitors. In particular, competing racetrack casinos are impacting Atlantic City's slot revenues, which fell by 28.4 percent between 2006 and 2009. Pennsylvania has introduced table games at its casinos, which have further affected Atlantic City's market, as will the pending opening of Aqueduct and its full contingent of 4,500 video slot machines.

Inevitably the recession has also hit other US casino gaming centers, has also contributed to the accelerating declines in Atlantic City during the past two years. Early results in 2010 indicate that revenues are still on pace to fall at double-digit rates, and we estimate a fall of exactly 10 percent for the year.

The tough conditions are prompting consolidation and changes in casino ownership in Atlantic City, as operators struggle to raise capital to make the improvements needed to compete effectively against the regional casinos. The New Jersey administration is also keen to support the industry in Atlantic City, as it is an important source of employment and tax receipts. Proposals currently being discussed range from tax breaks to bailouts of stricken operations.

However, one of the most high-profile changes in ownership was due not to the downturn but to other external factors, when MGM Resorts International agreed in March 2010 to surrender its qualification for a casino license in Atlantic City, and place its 50 percent interest in the Borgata Hotel Casino & Spa into a divestiture trust. The settlement followed a report by Gaming Enforcement to the Casino Control Commission about MGM Resorts International's joint venture with Hong Kong businesswoman Pansy Ho, whose family was alleged to have links to organized crime in China.

The outlook for Atlantic City remains relatively bleak compared to the US casino gaming industry as a whole. Improved economic conditions should eliminate one of the major negative factors affecting the market, and we expect moderating decreases in 2011 and 2012. By 2013–2014, revenues should begin to pick up at modest rates from a much lower base, buoyed by an expanding economy.

Nevertheless, we do not believe Atlantic City will recover the ground it has lost over the past four years. Revenues in 2014 will remain 35.8 percent lower than in 2006. For the five-year forecast period as a whole, we are projecting a 3.2 percent compound annual decline, from $3.9 billion in 2009 to $3.4 billion in 2014.

Atlantic City casino revenue (US$ millions)

Atlantic City	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2010–14 CAGR
Slots	3,674	3,804	3,464	3,133	2,722	2,450	2,300	2,250	2,260	2,300	
% Change	*3.3*	*3.5*	*(8.9)*	*(9.6)*	*(13.1)*	*(10.0)*	*(6.1)*	*(2.2)*	*0.4*	*1.8*	*(3.3)*
Table games	1,344	1,414	1,456	1,412	1,221	1,100	1,030	1,010	1,025	1,050	
% Change	*7.5*	*5.2*	*3.0*	*(3.0)*	*(13.5)*	*(9.9)*	*(6.4)*	*(1.9)*	*1.5*	*2.4*	*(3.0)*
Total	**5,018**	**5,218**	**4,920**	**4,545**	**3,943**	**3,550**	**3,330**	**3,260**	**3,285**	**3,350**	
% Change	*4.4*	*4.0*	*(5.7)*	*(7.6)*	*(13.2)*	*(10.0)*	*(6.2)*	*(2.1)*	*0.8*	*2.0*	*(3.2)*

Sources: New Jersey Casino Control Commission, PwC, Wilkofsky Gruen Associates

10 PwC

United States
Regional casinos

Regional casinos will be the fastest-growing segment of the US casino gaming market over the next five years, as their investment in new and improved offerings and facilities continue to attract rising visitor numbers and revenues. As a result, regional casinos will continue to gain market share from Atlantic City and, to a lesser degree, from tribal casinos.

As economic conditions improve, we expect regional casino revenues to increase at rates in excess of 7 percent annually during 2012–2014. For the forecast period as a whole, regional casino revenues will rise to $22.2 billion in 2014 from $16.6 billion in 2009, a 6.1 percent compound annual increase.

However, regional casinos have not been immune to the wider slowdown. While the launch of racetrack casinos—or "racinos"—and casinos in Pennsylvania led to a double-digit increase in 2007, growth then slowed to 1.2 percent in 2008 and the market was flat in 2009.

However, a resilient market in Pennsylvania, the introduction of slot machines at Yonkers Raceway, and the full-year's operations of two new racetrack casinos in Indiana offset the impact of the recession on regional casino revenues in 2009. Yonkers generated $540 million in revenues in 2009.

Going forward, revenues will be supported by further investment and new openings. September 2010 saw the opening of Maryland's first casino, the $89 million Hollywood Casino Perryville, with 1,500 video lottery terminals and 1,000 slot machines. In the same month, New York state comptroller Thomas DiNapoli gave the go-ahead for New York City's first casino, a new gambling parlor at the Aqueduct Racetrack in Queens, to be developed by Genting Bhd of Malaysia. The Resorts World New York development is planned to open in the first half of 2011.

Further market developments include the 2010 introduction of table games at slot-only casinos in Pennsylvania and Delaware, which followed West Virginia where table games were added in 2008, expanding the market. Rhode Island has given approval for two private casinos to open to the public, which should expand its revenues. In addition to New Jersey, Pennsylvania and California also are considering legalizing sports wagering for local residents. It remains to be seen if such legislation moves forward and—if it does—whether it will be allowed to stand.

United States
Tribal casinos

The Indian Gaming Regulatory Act of 1988 permits states that allow gaming activities to authorize tribes to operate casinos on Native American reservations. New casinos fueled growth at double-digit annual rates through 2006. Since then, fewer openings, a slower economy, and increased competition from regional casinos led to slowed growth in 2007–2008. In 2009, revenues fell by 0.7 percent.

We expect an additional decline of 1.9 percent in tribal casino revenues in 2010, and then a recovery as the economy improves. However, we do not expect a return to the double-digit increases that characterized the first half of the decade. The market will no longer be boosted by new casinos, and existing casinos are facing intensifying competition from new and expanding regional and racetrack casinos.

Overall revenues at tribal casinos will increase from $26.5 billion in 2009 to $30.3 billion in 2014, a 2.7 percent compound annual increase. This growth rate will lag well behind the US casino gaming market as a whole, but ahead of Atlantic City.

In addition to the impact of the economic conditions, the opening of Yonkers cut into slot revenues at Mohegan Sun and Foxwoods, which are located in Connecticut, and which draw from the New York City area. The competitive pressure is being further increased by the opening of the Hollywood Casino Perryville in Maryland in September 2010, and by the opening in the first half of 2011 of Genting's new gambling parlor at the Aqueduct Racetrack in Queens.

Part I: Casino gaming

Playing to win 11

Europe, Middle East, Africa (EMEA)
Market overview

The casino gaming market in EMEA was the hardest hit of any region in 2009, with the economic downturn driving revenues down by 12.2 percent in that year. This was a far sharper fall than the US's 3.4 percent, and may have been influenced by the impact of the smoking bans introduced in several countries. Also contributing to the sharp decrease in 2009 was the closing of casinos in Russia. In 2011, EMEA's revenues will begin to rebound and will expand at mid-to-high single-digits during 2013–14.

Overall, we project that casino gaming revenues in EMEA will increase at a projected 2.6 percent compound annual rate to $19.7 billion in 2014 from $17.3 billion in 2009. This growth rate will be the slowest of any region and well behind the double-digit compound annual increases in Asia Pacific and Latin America. Asia Pacific's faster growth saw it overtake EMEA in 2008 as the world's second-biggest region.

EMEA's casino gaming market is dominated by Western Europe, which accounted for 76.1 percent of total EMEA revenues in 2009. During the next five years, a combination of improved economic conditions and new offers will sustain casino gaming growth. The fastest-growing market in EMEA over the next five years, albeit in a country that only generates 5.8% of total Western Europe gaming revenues, will be Spain, which will account for 34 percent of the region's total growth during that period.

Casino gaming market† (US$ millions)

EMEA	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2010–14 CAGR
Casino gaming	19,334	19,964	20,241	19,649	17,259	16,186	16,452	17,080	18,219	19,651	
% Change	*14.3*	*3.3*	*1.4*	*(2.9)*	*(12.2)*	*(6.2)*	*1.6*	*3.8*	*6.7*	*7.9*	*2.6*

†At average 2009 exchange rates.

Sources: PwC, Wilkofsky Gruen Associates

12 Playing to win: The outlook for the global casino and online gaming market to 2014

EMEA
Major national markets

France is the largest market in EMEA, at $4 billion in 2009. The market in France has been declining gently in 2008–2010, but a stronger economy will lead to a resumption of growth, beginning in 2011.

Germany and the United Kingdom are the next largest markets in Western Europe at $2.1 billion and $1.2 billion, respectively. Germany was flat in 2009 while the UK rebounded with a 3.6 percent advance following a 7.9 percent decline in 2008.

Africa's only significant gaming market is in South Africa, where there are relatively few licenses to be issued. Partly as a result, there is a likelihood that smaller properties will undergo consolidation through mergers and acquisitions. Further gaming operations—again on a relatively small scale—will develop gradually in the rest of Africa.

One of the most dramatic developments in EMEA in 2009 and 2010 was the collapse in the Russian market, which was essentially shut down by regulatory changes in the latter half of 2009, as the remaining casino operations were closed and no new ones opened. New casinos are beginning to open in 2010, but spending in 2014 will still be less than 10 percent of its level in 2005.

Part I: Casino gaming

Playing to win 13

Casino gaming market† (US$ millions)

EMEA	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2010–14 CAGR
Western Europe											
Austria	542	598	637	646	633	621	623	637	653	674	1.3
Belgium	355	375	396	413	409	406	414	431	448	466	2.6
Denmark	233	252	265	269	265	263	265	273	281	291	1.9
Finland	792	862	902	911	905	901	913	934	962	995	1.9
France	3,622	3,698	3,934	4,010	3,965	3,909	3,957	4,079	4,201	4,345	1.8
Germany	1,905	2,009	2,058	2,072	2,073	2,055	2,081	2,138	2,204	2,280	1.9
Greece	848	959	1,077	1,029	869	737	695	674	681	716	(3.8)
Ireland	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	-
Italy	117	121	122	118	114	111	110	110	111	113	(0.2)
Netherlands	947	1,004	1,052	973	829	765	751	779	820	869	0.9
Norway	633	656	705	711	701	697	710	735	760	788	2.4
Portugal	47	57	61	65	65	65	70	75	81	86	5.8
Spain	76	76	78	70	60	57	58	63	417	869	70.7
Sweden	135	144	161	170	169	166	169	172	177	182	1.5
Switzerland	805	876	940	914	862	848	857	884	917	949	1.9
United Kingdom	1,271	1,256	1,271	1,170	1,212	1,193	1,209	1,248	1,310	1,404	3.0
Western Europe Total	**12,328**	**12,943**	**13,659**	**13,541**	**13,131**	**12,794**	**12,882**	**13,232**	**14,023**	**15,027**	**2.7**
Central and Eastern Europe											
Czech Republic	1	1	1	1	1	1	1	1	1	1	0.0
Hungary	432	476	505	523	494	494	514	553	580	609	4.3
Poland	539	770	1,020	1,108	1,089	1,091	1,126	1,182	1,245	1,306	3.7
Romania	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	-
Russia	5,006	4,575	3,676	2,918	943	157	189	236	314	471	(13.0)
Turkey	-	-	-	-	-	-	-	-	-	-	-
Central and Eastern Europe Total	**5,978**	**5,822**	**5,202**	**4,550**	**2,527**	**1,743**	**1,830**	**1,972**	**2,140**	**2,387**	**(1.1)**
Middle East/Africa											
Israel	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	-
Saudi Arabia/pan Arab‡	-	-	-	-	-	-	-	-	-	-	-
South Africa	1,028	1,199	1,380	1,558	1,601	1,649	1,740	1,876	2,056	2,237	6.9
Middle East/Africa Total	**1,028**	**1,199**	**1,380**	**1,558**	**1,601**	**1,649**	**1,740**	**1,876**	**2,056**	**2,237**	**6.9**
EMEA Total	**19,334**	**19,964**	**20,241**	**19,649**	**17,259**	**16,186**	**16,452**	**17,080**	**18,219**	**19,651**	**2.6**

†At average 2009 exchange rates.

‡Comprises Algeria, Bahrain, Egypt, Jordan, Kuwait, Lebanon, Libya, Morocco, Oman, Qatar, Syria, and the United Arab Emirates.

Sources: Casinos Austria, European Gaming Organization, Gaming Board for Great Britain, Gaming Board of Hungary, Holland Casino, Lotteri Inspektionen, National Gambling Board of South Africa, Netherlands Gaming Control Board, Norwegian Gaming Foundation Authority, Spain Ministry of Interior, Swiss Gaming Commission, PwC, Wilkofsky Gruen Associates

14 PwC

EMEA
Key developments and trends

The principal drivers of the 12.2 percent decline in overall EMEA casino gaming revenues in 2009 were a 14.8 percent decrease in the Netherlands, and a slump of two-thirds in revenues in Russia. Excluding Russia and the Netherlands, casino gaming fell by only 1.7 percent.

For the five-year forecast period, casino gaming revenue in EMEA will expand from $17.3 billion in 2009 to $19.7 billion in 2014, a 2.6 percent compound annual increase.

In Russia, a law enacted in 2006 limited casino activity to four zones as from July 2009. These zones were established in certain districts in the Krasnodar, Rostov, Kaliningrad, and Siberia regions. When the existing casinos closed in mid-2009, there were no new casinos in the new zones, and casino gaming dropped to zero during the latter half of 2009. New casinos began opening in early 2010 in the new areas, but attendance was low and the areas are not near major population centers.

Oracle Casino, the first new casino in Russia, plans to build a hotel and convert the location to a destination resort. We project that revenues in Russia will fall by an additional 83.4 percent in 2010, before starting to expand from a dramatically lower base. Russia and Italy will be the only countries where we expect revenues in 2014 to be lower than in 2009.

In Spain, the delayed Gran Scala project is now back on track. The project, which will consist of casino hotels, a racecourse and theme parks, promises to be the largest entertainment and leisure complex in Europe. The project is now expected to be completed in 2013 and we expect it will lead to a jump in revenues to $869 million in 2014 from only $60 million in 2009.

In the United Kingdom, the Gambling Act of 2005 did not provide the boost to the market that was originally anticipated, as the final version did not provide for the regional "super-casinos" that were originally proposed. Casino revenues in 2009 were lower than in 2005. As economic conditions improve, we expect the market to rebound, but initially only at low-single-digit rates. However, with up to 16 new large casinos scheduled to open, many of them in new areas where no casinos have previously been permitted, the UK market will experience a significant boost around 2013–2014. Casino revenues in 2014 will be 16 percent higher than in 2009.

In Greece, gaming machines were banned in 2003. This ban was challenged by the EU, and in 2010 the government announced it is removing the ban as part of its initiative to generate more tax receipts from gaming. However, we expect spending in Greece to decline by 3.8 percent, compounded annually between 2009 and 2014, partly reflecting Greece's economic and fiscal problems.

Part I: Casino gaming

Playing to win 15

Asia Pacific
Market overview

Asia Pacific will be the fastest-growing region for casino gaming spending over the coming five years. Having overtaken EMEA in 2008, the region will end the forecast period close to the US, and set to overtake it at some point in the future.

The recession cut into growth in Asia Pacific in the first half of 2009, and revenue growth slowed to 7.4 percent for 2009 as a whole, following double-digit annual growth over the 2006–2008 period. The main driver of the slower growth was restrictions put in place by the Chinese on visas to visit Macau, which is by far the biggest market in Asia. However, a rebound in spending in the second half of 2009—supported by an apparent easing of the visa restrictions—has been sustained into 2010. The opening of major casinos in Singapore combined with the strong rebound in Macao is resulting in a surge of 47.9 percent in 2010.

We expect the Asia Pacific market to resume its double-digit increases during the next five years, and to average 23.6 percent compounded annually, expanding to $62.9 billion in 2014 from $21.8 billion in 2009.

Casino Gaming Market† (US$ millions)

Asia Pacific	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2010–14 CAGR
Casino Gaming	10,926	12,774	16,721	20,343	21,845	32,305	41,259	48,790	56,373	62,927	
% Change	*7.0*	*16.9*	*30.9*	*21.7*	*7.4*	*47.9*	*27.7*	*18.3*	*15.5*	*11.6*	*23.6*

†At average 2009 exchange rates.

Sources: PwC, Wilkofsky Gruen Associates

16 **Playing to win: The outlook for the global casino and online gaming market to 2014**

Asia Pacific
Major national and territory markets

Together, Asia Pacific's three largest markets—Macau, Australia and South Korea—accounted for 92 percent of the region's total casino gaming revenues in 2009. Macau is the region's largest market at $15 billion in 2009. Macau passed Nevada in 2008 to become the largest casino gaming area in the world. By 2014, Macau will total $45.1 billion, more than three times the size of the Nevada market.

Australia has the second-largest market in Asia Pacific at $2.7 billion in 2009. Recent spending growth in Australia has been restricted by a combination of poor economic conditions, rising interest rates, and competition from the new casinos recently opened in Singapore. The competitive pressures will be further increased by the expected openings in Macau in 2011, and are especially affecting the "high roller" end of the market, where customers are being drawn to the newer establishments elsewhere in Asia Pacific and to online gaming offerings. We project growth during the next five years to average only 3.2 percent compounded annually to $3.2 billion in 2014.

South Korea is third in terms of market size at $2.4 billion. A new gaming center expected in 2012 will provide a lift to the Korean market, and we project increases during the next five years to average 7.0 percent compounded annually to $3.4 billion in 2014, overtaking Australia in 2013.

With the opening of new casinos in 2010, Singapore will become a significant gaming center and will quickly overtake South Korea, with revenues rising to $8.3 billion in 2014. The Philippines already has a vibrant market, and new casinos in that country will propel spending at a 17.6 percent compound annual rate to $1.2 billion in 2014, making that country a major gaming area as well.

Casino Gaming Market† (US$ millions)

Asia Pacific	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2010–14 CAGR
Australia	2,052	2,230	2,488	2,640	2,697	2,769	2,847	2,944	3,050	3,159	3.2
Hong Kong	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	-
India	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	-
Indonesia	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	-
Japan	-	-	-	-	-	-	-	-	-	107	-
Macau	5,769	7,094	10,401	13,627	14,955	22,445	28,379	34,184	39,969	45,149	24.7
Malaysia	722	758	792	835	877	920	962	1,005	1,047	1,089	4.4
New Zealand	295	308	293	300	300	303	312	337	362	391	5.4
Pakistan	-	-	-	-	-	-	-	-	-	-	-
Philippines	431	470	515	549	541	607	679	790	1,037	1,215	17.6
Singapore	-	-	-	-	-	2,750	5,479	6,572	7,562	8,318	-
South Korea	1,610	1,860	2,172	2,325	2,401	2,430	2,512	2,852	3,204	3,360	7.0
Taiwan	-	-	-	-	-	-	-	-	-	-	-
Thailand	-	-	-	-	-	-	-	-	-	-	-
Vietnam	47	54	60	67	74	81	89	106	122	139	13.4
Total	**10,926**	**12,774**	**16,721**	**20,343**	**21,845**	**32,305**	**41,259**	**48,790**	**56,373**	**62,927**	**23.6**

†At average 2009 exchange rates.

Sources: Australian Productivity Commission, Macau Gaming Inspection and Coordination Bureau, New Zealand Department of Internal Affairs, Philippine Amusement and Gaming Corporation, PwC, Wilkofsky Gruen Associates

Part I: Casino gaming Playing to win 17

Asia Pacific
Key developments and trends

As we noted in the introduction to this paper, the ongoing shift in global casino gaming spending towards Asia Pacific reflects three factors: rising disposable incomes; a deep cultural attachment to casino gaming; and the growing opportunities to participate, as new centers and gaming facilities are opened up.

In Macau, a number of major Las Vegas-style casino hotels have opened during the past five years, further raising its profile and status as a major gaming destination center. Revenues more than doubled between 2005 and 2008. In 2009, however, a decline in tourism, the economic downturn, and new visa controls on visitors from mainland PRC led to a decrease in revenues in the first half of the year. The market rebounded in the second half, and posted a 9.7 percent increase for the year as a whole.

Construction of the Sands China complex in the reclaimed Cotai region was halted in 2008 because of the credit squeeze. In 2010, $1.7 billion in financing from Goldman Sachs and UBS has restarted the $4 billion project, which is currently scheduled to open in late 2011. Meanwhile, the market in Macau is now booming again and revenues are expected to increase by 50.1 percent in 2010. We then anticipate continued double-digit increases throughout the forecast period.

Marina Bay Sands, Singapore

18 PwC

In Australia, the government has rejected a number of recommendations from the Productivity Commission to open up the market, and is planning instead to impose new restrictions to tackle excessive gambling.

Singapore has made a dramatic entry to the casino gaming market, with Resorts World Sentosa, a $4.4 billion resort, opening in February 2010 and the $5.5 billion Marina Bay Sands which opened in April. Singapore's tourism industry is booming, and we project casino revenues to total $2.8 billion in 2010. In 2011, with a full year's operation for both resorts, we expect revenues to reach $5.5 billion, growing to $8.3 billion by 2014 as new hotels are added.

In South Korea, Jeju Island was awarded Free International City status—the same status as in Singapore and Hong Kong—and plans to convert the area to a casino center, helping to boost revenues in the future.

In the Philippines there have been several major developments, led by Andrew Tan and Star Cruises opening the $700 million Resorts World Manila in 2009. Star Cruises has more than two million customers, and will bring people in on its cruise lines. Star Cruises also has gaming operations on its cruises and generates approximately $200 million annually in gaming revenues. Additionally, a $15 billion casino resort complex planned for Manila Bay is expected to overcome its current delays and open in 2013. The government is considering privatizing casinos, breaking the monopoly of the Philippine Amusement and Gaming Corporation (PAGCOR), which is currently the sole franchise owner with a 41-casino chain.

Resorts World Sentosa, Singapore

Among other countries in Asia Pacific, Malaysia has a significant gaming market with revenues of $877 million, led by Genting Highlands, which has more than 3,000 gaming machines and more than 400 table games. We expect the Malaysian market to expand to $1.1 billion by 2014. In Vietnam, US operator MGM Resorts International expects to open a seaside resort south-east of Ho Chi Minh City in 2012. The complex will have 550 rooms, initially for 500 slot machines and 90 gaming tables, and ultimately twice those totals.

In India, there are slot machine casinos in the Goa region, and table games are available on cruise ships in Goa. However, robust information on the size of the market in India is not available. Japan is considering legalizing casinos, with an expectation that the first casinos might open some time around 2014–2015. In Taiwan, voters in 2009 rejected an initiative to establish casinos on the island of Penghu.

Part I: Casino gaming

Playing to win 19

Latin America
Market overview

Latin America has the smallest regional casino gaming market by a wide margin. However, it will be the second-fastest growing over the next five years, expanding at 12.8 percent compounded annually. Along with Asia, Latin America is the only region not to have suffered a decline in revenues in 2009, when its revenue growth slowed to 4.4 percent from 8.0 percent in 2008 and 12.2 percent in 2007.

However, spending growth in Latin America will quickly rebound to 24.2 percent in 2010, the fastest in the world during that year. Growth will moderate slightly from there, to average 12.8 percent compounded annually during the forecast period as a whole, from $425 million in 2009 to $776 million in 2014.

Casino gaming market† (US$ millions)

Latin America	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2010–14 CAGR
Casino gaming	306	336	377	407	425	528	594	649	711	776	
% Change	*7.4*	*9.8*	*12.2*	*8.0*	*4.4*	*24.2*	*12.5*	*9.3*	*9.6*	*9.1*	*12.8*

†At average 2009 exchange rates.

Sources: PwC, Wilkofsky Gruen Associates

20 Playing to win: The outlook for the global casino and online gaming market to 2014

Latin America
Major national markets

Chile was the largest market in Latin America in 2009 at $224 million, followed by Argentina at $190 million. Casinos were introduced in 2006 in Mexico and generated $10 million in revenues in 2009. Venezuela totaled $1 million from its casino on Margarita Island. Brazil has bingo, lotteries, and betting parlors, but prohibits casinos and slot machines.

Casino gaming market† (US$ millions)

Latin America	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2010–14 CAGR
Argentina	139	155	171	182	190	202	219	239	265	292	9.0
Brazil	-	-	-	-	-	-	-	-	-	-	-
Chile	166	179	201	215	224	313	358	390	422	456	15.3
Colombia	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	-
Mexico	-	1	4	9	10	11	15	18	22	26	21.1
Venezuela	1	1	1	1	1	2	2	2	2	2	14.9
Total	**306**	**336**	**377**	**407**	**425**	**528**	**594**	**649**	**711**	**776**	**12.8**

†At average 2009 exchange rates.

Sources: PwC, Wilkofsky Gruen Associates

Latin America
Key developments and trends

New casinos boosted Chile's market during 2006–2008, although growth slowed in 2009 as the economy weakened. Three casinos opening in 2010 will lead to a 39.7 percent increase, and will contribute to a 15.3 percent compound annual increase through 2014.

In Mexico, several small casinos and slot rooms opened along the Rio Grande to attract visitors from Texas, which does not have casinos. In addition to civilian residents, Texas has a number of military installations not far from the border and within driving distance of casinos in Mexico. Although still small at only $10 million, we expect more openings in the coming years to boost the market to $26 million by 2014.

In Venezuela, the government decided several years ago to no longer issue gaming licenses. The industry has been static and will remain so, although we expect revenues to increase from $1 million to $2 million in 2010.

Part I: Casino gaming Playing to win 21

Canada
Market overview

Canada has a substantial and thriving casino gaming market. Revenues fell by 1.4 percent in 2009 as the gaming market was affected by the recession. But growth will resume in 2010, whereas the much larger neighboring US market will not start to recover until 2011. Like the US, Canada has regional and tribal casinos.

Supported by a major new casino opening in 2013, we expect the market during the next five years to grow by 6.7 percent compounded annually, from $3.7 billion in 2009 to $5.1 billion in 2014.

Casino gaming market† (US$ millions)

Canada	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2010–14 CAGR
Casino gaming	3,117	3,239	3,502	3,764	3,712	3,835	4,045	4,316	4,771	5,143	
% Change	*7.9*	*3.9*	*8.1*	*7.5*	*–1.4*	*3.3*	*5.5*	*6.7*	*10.5*	*7.8*	*6.7*

†At average 2009 exchange rates.

Sources: Ontario Casino Corporation, PwC, Wilkofsky Gruen Associates

22 Playing to win: The outlook for the global casino and online gaming market to 2014

CASINO

Casino de Montréal, Quebec

Canada
Key developments and trends

New casinos that opened in prior years contributed to growth in spending through 2008, but there was no such boost in 2009 and the recession led to a decline. Notable openings in prior years included the Tsuu T'ina First Nation Casino in Calgary, a casino opened by the Stoney Nation in Alberta, and a renovated Caesars Windsor, formerly Casino Windsor, in Windsor.

Going forward, growth will be boosted by improving economic conditions and a new casino from Paragon Gaming, which is expected to open in 2013. It will be a 600,000-square-feet entertainment complex with more than 100,000 square feet of casino space. The casino will be attached to the BC Place stadium, and Paragon will close its Edgewater Casino when the new casino opens.

Part I: Casino gaming

Playing to win 23

A world of uncertainty

The size, growth, and competitive dynamics of the global online gaming market are primarily shaped by the prevailing regulatory regimes, which vary widely between countries and even between different regions within countries. The regulations in force also differ markedly between the various forms of online and mobile gaming, which can be broadly categorized into six disciplines: poker; casino gaming; betting on horse races; betting on other sports, such as soccer and baseball; online bingo; and online lotteries.

In many cases the legal and regulatory position of online gaming, even within a particular jurisdiction, is unclear and open to different interpretations, creating uncertainty for consumers and market participants alike. These uncertainties are partly due to the fact that much of the applicable legislation predates the Internet, so its application to online services is inevitably open to debate and challenge.

For example, multiple ambiguities surround the impact of the U.S. Federal Wire Act of 1961, which outlaws the placing of sports bets over the telephone. Currently, the US Fifth Circuit Court of Appeals has ruled that the Wire Act applies only to sports betting and not other types of online gambling—an interpretation on which the Supreme Court has yet to rule. Some have argued that telephone betting does not apply to the Internet at all, and that the legislation does not address intrastate activity. There is also ambiguity about whether tribal casinos can operate online sites.

Balancing consumer protection and tax take

When online gaming first emerged in the early 2000s, many countries took the view that online gaming could not be regulated effectively. Their resulting legislative inactivity contributed to today's prevailing legal uncertainty. Aside from a handful of territories such as the UK, which legalized many forms of online gaming in the 2005 Gambling Act, most national and state governments across the world were initially wary of legalizing online gaming within their territories. However, with the onset of the global financial crisis and its resulting negative impact on public sector finances, there has been a significant change in attitude.

With governments now eager to replenish their coffers, their attention has been caught by the potential of legalized and licensed online gaming services as a valuable source of tax revenues. There is also a strong argument that since consumers will engage in illegal online gaming anyway, it is better to license and tax it than to allow the revenues to go to unlicensed operators. Also, far more effective technologies are now available than a few years ago to maintain online security and verify the location and age of people taking part in online gaming. These developments are all encouraging national and state governments to introduce their own licensing regimes.

Part II: Online gaming

Playing to win 25

Regulation
The emergence of "walled gardens"

What is a "walled garden"?

The concept of the "walled garden" emerged during the early days of the Internet, as a way of describing the efforts by several service providers to create and control ring-fenced areas of the Internet for their users. The idea was that users can roam freely within the "garden," but cannot go outside it. Ultimately, this approach proved unsustainable.

In the context of the regulation of online gaming, "walled garden" describes a situation where the authorities in a particular territory seek to license, regulate, and tax online gaming between providers and players within their own borders, without allowing cross-border activity. Like the efforts to create ring-fenced areas of the Internet, we believe it is an interim stage that will ultimately be superseded by inter-country and interstate services where liquidity is pooled and tax shared in some way between different tax authorities.

However, it seems unlikely that countries will harmonize what forms of gaming are permitted and pooling liquidity is a paramount consideration only for poker.

In combination, these trends have contributed to the emergence of a regulatory approach that we have termed the "walled garden" (see information panel). In simple terms, this involves the regulatory authorities introducing a regime that legalizes the provision of specific types of online gaming services within their own territory, so long as these are provided by operators licensed within the country or state, and only to people resident there. Companies that are licensed locally are also required to pay tax locally on their revenues. The move toward walled garden is currently gaining momentum, both in Europe and the US.

Approaches to enforcement also vary, and have proved controversial in many cases. The most high-profile actions were seen in 2006, when the US authorities took to arresting executives of overseas online gaming companies as they passed through US airports. Many of these lawsuits are now being settled in readiness for the imminent legalization of some activities.

More generally, the authorities can enforce bans by trying to prevent people from playing on unauthorized gaming sites, either by putting pressure on Internet service providers (ISPs) to block access, or by requiring banks to refuse card transactions in the sites. Bans on sponsorship and advertising on sites are a further option. However, such moves are often seen as an infringement of personal liberty, and the response varies by country. While French consumers appear relaxed about the state requiring ISPs to block access, similar moves in Scandinavia triggered a major consumer backlash.

26 PwC

Regulatory trends in the US

In the US, the move towards "walled garden" regulation of online gaming is being seen at the state level, as various states seek to establish their own licensing and tax regimes. There is a popular misconception in many other parts of the world that all forms of online gaming are outlawed in the US, but in fact the real prohibition is on interstate gaming, and the legal position within states varies widely between the five disciplines of casino, horse betting, other sports betting, poker, and lottery. For example, online betting on horse racing is legal in 16 states at the intrastate level (but not across state borders). And Federal legislation to legalize and regulate online poker is expected to reach the statute book within the next two to three years.

As the accompanying sidebar explains, the US's current position on online gaming has fallen foul of the WTO, triggering the payment of compensation to some other jurisdictions. During the past three years, a number of bills have been introduced in Congress to modify UIGEA, legalize skill games and to license, regulate, and tax online wagering, but no legislation has yet been enacted.

These issues have reemerged at the state level in 2010, as several states are looking to generate tax revenues from online wagering by creating their own intrastate licensing regimes—mirroring the move towards "walled gardens" being seen at the national level in EMEA. For example, the New Jersey state government is considering legalizing online sports wagering at Atlantic City casinos. However, Atlantic City casinos are opposed to the legislation because they believe offshore operations would be the principal beneficiaries. Pennsylvania and California also are considering legalizing in-state online wagering.

Alongside the moves by states to develop in-state licensing regimes, the tribal casinos are also looking to break into the online gaming market—although their ability to do so may be weakened by the fact that they are no longer speaking with a single voice. Some tribal casinos have claimed that their license to operate means they are the only entities who can legally offer online poker. Others have opposed California's proposals to legalize online gaming on the basis that this would amount to an illegal violation of the state's compacts with various tribes. And still others are looking to team up with state card clubs to share online gaming revenues, or are arguing for parity with commercial casinos in any new regime.

The US's UIGEA: contravening WTO

In October 2006, the US Unlawful Internet Gambling Enforcement Act (UIGEA) made it illegal for banks and other institutions to transfer funds to offshore gaming sites, causing visits to offshore gaming websites by US citizens to plunge.

The US's position on online gaming puts it at odds with the World Trade Organization (WTO), which ruled in 2005 that because the US permits online horse betting for operators authorized by state governments, it cannot discriminate against foreign online gaming operators.

The US law was challenged at the WTO by Antigua and Barbuda and then by the EU on the grounds that it was discriminatory. The WTO ruled in favor of Antigua and Barbuda and the EU, but the compensation provided by the US involved sectors other than gaming.

Part II: Online gaming

Playing to win 27

Regulatory trends in EMEA

Most of the legal online gaming in the world currently occurs in EMEA, and the UK has the largest legal market, reflecting the fact that it has one of the most open online gaming regimes of any country. *While other countries in EMEA are not moving to the extreme position taken by the UK, we are currently seeing a wave of "walled garden" regimes being introduced by countries across Europe.*

For example, online wagering was legalized in Italy in 2007, and online skill games—principally online poker—were permitted from 2008. A 2010 draft decree authorized an additional 200 online licenses, with applicants being permitted to locate in any country in the European Economic Area, although companies will still be required to pay Italian gaming taxes. This approach—combined with relatively low taxes for operators—saw revenues in Italy's legal online gaming market more than double in 2008, and more than double again in 2009. Going forward, we expect the proliferation of online licenses and rapid growth in online poker to continue to propel the online gaming market in Italy.

In France, the first wave of 11 companies were awarded licenses for online gaming from mid-2010, followed by further waves taking the number of licensed operators to more than 30. This move has broken the state's monopoly as provider of online gaming, which was previously limited to lotteries and horse racing. While a number of operators entered the French online poker market and spent substantial amounts on marketing, the current relatively high taxes imposed by the government make it difficult to turn a profit.

A number of other European countries are also considering legalizing or regulating online gaming with the goal of increasing their tax receipts. In Belgium, legislation will allow online gaming in 2011, but licensees will be required to obtain an offline gaming license before they can get an Internet license. Ireland has announced it will introduce regulated online gaming as a means to generate additional tax revenues. In Austria, online wagering is legal through licensed sites, but these sites are only allowed to accept wagers from Austrians. And in the Czech Republic, the Finance Ministry in 2009 allowed regulated online wagering, which will help domestic operators compete with foreign companies that have unregulated access to the market. In 2010, proposed legislation will ban foreign online gaming companies from advertising in the Czech Republic.

Meanwhile, Greece plans to regulate online gaming in an effort to bolster tax receipts, and legal online wagering is expected to be available in 2011. In Norway, a law was enacted in early 2010, which bans the processing of online gaming transactions by unlicensed operators. And in Denmark, online gaming was supposed to have become available in July 2010, but will be delayed. The enabling legislation must be resubmitted to the EC because of a complaint by land-based casinos that face a much higher tax rate than is proposed by online providers. The expectation is that the new regime will come into force in mid-2011.

Significantly, with many countries that have formerly outlawed or monopolized online gaming, moving towards a "walled garden" approach, the UK is showing signs of converging

28 PwC

with them by retreating slightly from its formerly highly open regime. Players based in the UK can currently play on online gaming websites that are located in a country where they can legally operate (contained on the UK's "white list") and are free to transfer their funds to those websites. Websites offering fixed odds betting games such as roulette and slots can be licensed to run in the UK, and the 2005 Gambling Act permits websites offering online casino games such as poker and blackjack to operate in the UK.

However, the UK has found that its open regime means online gaming companies tend to target the UK market from offshore bases such as Gibraltar and Malta, thereby limiting the tax take to the UK government. The UK's Department for Culture, Media and Sport has produced a consultation paper asking whether operators that are active in the UK market should be required to gain a direct license from the UK government. This suggests that the UK may also be heading towards more of a "walled garden" approach, albeit from the opposite direction from most other countries in EMEA.

More generally, it is important to note that the trend towards legalizing online gaming is not uniform across EMEA, with a number of countries having taken steps to ban or limit online gaming. Germany, for example, banned online gaming through private providers in 2007, though this ban will be up for review in 2011. In Poland, legislation was introduced to ban online gaming and limit gaming to land-based casinos. Russia prohibited online gaming in 2006. In Turkey, online gaming is a state-owned operation, but is prohibited through other providers.

And in Israel, a 2005 ruling ordered online gaming operations to close and required credit card companies to not authorize payments to online gaming sites. However, in 2007, Play65, an online backgammon site, was permitted to operate.

South Africa was expected to legalize online wagering several years ago, but there have been delays in the legislation. However, there is some expectation that online wagering may be legalized in 2011, depending on the recommendations issued by the current Gambling Review Commission. In August 2010, courts forced foreign operators to stop taking bets from South African citizens, and banks and credit card companies have blocked South Africans from using their credit cards on online gaming sites. One of the online operators has obtained leave to appeal against this decision, and hence has continued to operate. The Gaming Board has indicated that if this appeal is unsuccessful, it will seize profits the company has made since 20 August.

Cross-border blocking allowed in the EU

In general, the rules of the European Union protect the right of businesses operating legally in one EU country to do businesses in the others. This provision has been used by online gaming operators active—for example—in the UK, to claim the right to operate in other EU states. However, a 2010 ruling by the European Court of Justice allows EU countries to ban foreign online gaming sites, effectively supporting the "walled garden" approach to regulation. The ruling stemmed from an injunction in the Netherlands that prevented Ladbrokes from taking bets from people in the Netherlands because Ladbrokes was not licensed in that country. The Court ruled that it is permissible to ban activities if the purpose is to combat fraud or protect consumers, even though such bans would otherwise appear to violate EU rules guaranteeing open markets.

Part II: Online gaming Playing to win 29

Regulatory trends in Asia Pacific

Although participation in online gaming is widespread across Asia Pacific, it is illegal in virtually all countries. Except for sports bets that can be made online in Australia, the Philippines is the only country where online and mobile gaming is permitted.

In the PRC, online gaming is not permitted but is estimated to be widespread, and the government is stepping up its efforts to enforce online gaming restrictions. Japan is estimated to have one of the world's largest online gaming markets, with more than 10 million people wagering at online casinos, despite the fact that Internet gaming is banned in Japan and there are no online Japanese casinos. In India, online gaming is banned in Maharashtra, but there is no specific legislation in other regions. India is considering legalizing online gaming in the Goa region, with an online lottery rather than online poker or casino gaming. Online gaming is prohibited in Malaysia and there are no online licenses in South Korea.

In Australia, the Interactive Gambling Act of 2001 made it illegal to provide online gaming services to people in Australia, although it is not illegal for Australians to play poker or casino games online. Online sports betting through licensed services is permitted, but Australian providers are permitted to offer online wagering only on horse racing. In October 2009, a government-commissioned study by the Productivity Commission determined that the ban leads to significant online wagering at offshore sites and a possible increase in problem gambling, while sacrificing commercial opportunities and tax revenues in Australia. On this basis, the commission recommended that operators be permitted to offer online poker and online casino games to Australian residents. In 2010, however, the government rejected this recommendation on the grounds that the risks of an increased incidence of problem through legalization would outweigh the commercial and tax benefits.

In the Philippines, online gaming was legalized in 2000 with Philippine Amusement and Gaming Corporation (PAGCOR) as the sole operator. In 2002, the government granted a license to Philweb to operate online casinos. In addition to operating online casinos, Philweb provides Internet gaming technology. PAGCOR has opened up the online gaming market to e-gaming cafés that are operated on a franchised basis. Legal online gaming consists of sports betting and online casinos that feature table games, video poker, other games and slots. In late 2009, a new online gaming site was created to help PAGCOR maintain its monopoly by attracting players with a local alternative who otherwise might play on overseas sites.

30 PwC

Regulatory trends in Latin America

In Latin America, Chile is currently the only country with a legal online gaming market, although it is soon expected to be joined by Argentina. Online poker is very popular in Chile—there are already more than 50 online casinos, with more expected to be launched in the next few years. Argentina is planning to legalize online gaming in 2011, with online bingo likely to be a popular offering, given that bingo is the currently the largest gaming category in Argentina.

Regulatory trends in Canada

Like the US, Canada has seen significant action at the state level, focused on regulating and taxing online gaming, reflecting the moves towards walled garden in both the US and EMEA. However, Canada has already begun to progress beyond the walled garden stage, and is some way ahead of the US in enabling the new state regimes join up to allow interstate online gaming.

Through 2009, online gaming sites were not permitted to operate in Canada, although Canadians were allowed to place bets on offshore sites. In early 2010, British Columbia became the first province to offer online gaming, amassing 140,000 registered players by July 2010. The British Columbia Lottery Corporation is a major domestic site and PlayNow is a leading offshore site. British Columbia has now formed a partnership with Quebec and Nova Scotia to offer online gaming.

Canada has also seen a significant step forward in terms of online offerings from tribal casinos. The Kahnawake Gaming Commission—which licenses and regulates online casinos, online poker rooms, and online sportsbook sites in the Mohawk Territory of Kahnawake—recently signed a memorandum of understanding with Antigua and Barbuda, which will allow licensees in one jurisdiction to operate in the other. Mohawk Internet Technologies, which operates the servers used by online casinos in Kahnawake, will get more business while licensees in Antigua and Barbuda will have access to more advanced technologies.

Part II: Online gaming

Playing to win 31

Emerging change drivers

Given the fragmented market structure we have described, it is clear that there is currently no such thing as a coherent global online gaming market. Rather, the market is made up of fragmented and discrete pockets of legal and illegal spending, whose size can be guessed at or estimated but not tracked or measured accurately.

However, we believe this situation is unsustainable, and that further change is both inevitable and already under way. We will now examine four key change drivers that we believe will shape the industry over the coming years. We will then set out our view of what the online gaming markets in the US, EMEA, Asia Pacific, Latin America and Canada will look like in five years' time.

1. Cross-border liquidity

In PwC's view, the trend towards "walled garden" regulation of online gaming that is evident both in EMEA (especially Western Europe) and the US will continue to evolve and change over the coming years. In the US, there are already significant tensions between the geographical basis of the intrastate regulation that states are trying to set up, and the inherently location-independent nature of Internet services. And in Europe, while the creation of ring-fenced national markets for services such as poker may be practicable in larger countries, the "walled gardens" will come under growing pressure to interconnect and share liquidity once countries with smaller populations start to implement legalized and licensed online gaming.

The key issue in each case is the critical mass of the number of available players within the jurisdiction, and whether this is sufficient to sustain a viable and growing market. In Italy, with a population of 60 million, or even in California with 37 million, even the most demanding poker player should be able to find enough people to play against. But once the smaller territories—such as Denmark with a 5.5 million population, or the similarly less populous US states—start to legalize services, there is a distinct possibility that there will not be enough players within the local jurisdiction to sustain growth.

In these circumstances, the only way to tap into sufficient liquidity would be to allow cross-border gaming and liquidity flows between different territories. Clearly, this does not sit easily with the national and state-level "walled garden" approach. While it might be straightforward enough for an operator to gain the required licenses in multiple jurisdictions, the cross-border flows of liquidity, revenues, and profit could create significant operational, financial, and taxation challenges, both for operators and governments. However, our view is that ongoing growth in demand and spending means it will be in the interests of all parties—not least the governments seeking tax revenues—to reach agreement on these issues.

There are precedents for these moves towards cross-border pooling. In Canada, as we mentioned earlier, states are already linking up for online gaming, with British Columbia forming a partnership with Quebec and Nova Scotia to offer these services. In the US, a number of the formerly state-specific lotteries in New York and the surrounding states have clubbed

32 PwC

together to create the "Powerball" multistate lottery. And Illinois and New York are both pressing to launch online gaming at the interstate level, buoyed by their success with lotteries. Meanwhile, Europe has the successful pan-European EuroMillons lottery, launched in February 2004 by Française des Jeux in France, Loterías y Apuestas del Estado in Spain, and Camelot of the UK.

2. *Taxation levels*

As we have pointed out, the opportunity to generate tax revenues is one of the main attractions for governments to legalize and license online gaming services within their border. However, in setting the levels of taxation both of operators and customers, they need to be keenly aware of the need to balance tax take and market growth. In France, despite the legalization of the online poker market and the entry of several well-established operators, the levels of taxation have contributed to disappointing levels of profitability.

In some cases, governments may be deliberately using high taxation as a form of prohibition to make products and services less attractive, as in the tobacco market. But whatever the intention, the effect in such cases is to limit the growth in the legalized market and effectively restrict the tax take. If and when the online gaming market becomes truly cross-border, high taxation in some jurisdictions could see liquidity migrate, stunting the market's development within the borders of higher-tax territories, while it grow strongly elsewhere.

3. *Different online gaming disciplines*

Varying attitudes to the differing forms of gambling will shape both the regulation and growth of various forms of online gaming in different markets. For example, poker's status as a skill-based game deeply embedded in American cultural life and history means that US society regards it as the most socially acceptable of the various online gaming services with mass appeal. Partly for this reason, we believe that online poker providers will be allowed to operate on an interstate basis in the US within the next two to three years. In our view, this regulatory change will represent a watershed for legalized cross-border online gaming, marking the start of a new era.

Online betting on horse racing—already thriving at state level—will also grow strongly, albeit at a gentler pace than poker. And US lotteries will continue to spread across state borders, fueled by advances such as nationwide online sales of tickets, more sweepstakes, and online scratch-cards. In contrast, given their complete absence of skill, online table games have little chance of being legalized in the US in the foreseeable future.

One segment where different territories are likely to diverge most strongly is sports betting. Already, European markets such as the UK, have buoyant markets in online betting on major sports including soccer and cricket. However, in the US, the concerns felt by sports bodies such as the NFL means betting on sports results is unlikely to make much headway in the online environment.

4. *Social networking*

Going forward, social networking will be an important driver of activity and growth in online gaming worldwide. The rapid take-up of online services by the millennial demographic groups has also seen them manifest growing interest in using these networks as an environment for gaming.

An early sign of this potential was the explosion in gaming on the Second Life social networking and virtual reality site, which for a while played host to hundreds of virtual casinos, lottery games, and other forms of gambling. Because Second Life's in-game currency could be exchanged for real money, these gaming activities became a focus for regulators. In mid-2007, to avoid regulatory action, the site took the drastic step of banning virtual gambling. But by then the potentially lucrative alignment between social networking and online gaming had been fully demonstrated.

Social networking's role in driving online gaming services could be especially significant because of its high levels of mobile usage. Skill-based games and "fantasy" sports leagues—where fans select teams of players from different teams and then collect points based on those individuals' performances—could be especially attractive on social networking platforms. One sign of the potential is that Zynga already has several million Facebook users playing its poker game, which is not for cash.

Part II: Online gaming

Playing to win 33

The global online gaming market in 2014

Region by region

Throughout the forecast period, ongoing uncertainty and diversity around the regulation and legality of online gaming in different territories will make it difficult to define and track revenues across a coherent global market. However, regulation will continue to evolve and progress in most countries, as governments seek to improve consumer protection and reap tax revenues from online gaming spending and profits.

In the US and EMEA (especially the EU), this evolution will initially take the form of the creation of the regulatory "walled gardens" we have described at the state (US) and national (EU) levels. However, by 2012–2013 there will be growing momentum behind moves to pool online gaming liquidity and align regulation across borders, especially in skill-based games such as poker. These trends will take much longer to emerge in Asia and Latin America, given Asian governments' generally greater desire to control both gambling and Internet activity, and the online games industry's early stage of development in Latin America.

Here is a summary of what we think the online gaming industry will look like in each region in 2014:

United States

The expected Federal legalization of interstate online poker games in 2012–2013 will serve to legitimize the online gaming market in general, boost usage, and act as a catalyst for developments in other online gaming disciplines. As different states' regulatory "walled gardens" for poker start to integrate and standardize, online betting on horse racing will expand beyond the states where currently legal, and embark on a similar regulatory path. The growth resulting from these trends will see a blend of new onshore and offshore providers enter the US market. These entrants will include the US's major "bricks-and-mortar" casino operators, which are already readying their plans for the online market.

As noted above, social networking sites will be a key distribution platform for online gaming services, resulting in collaborative partnerships between gaming brands and social networks to capitalize on this opportunity. Lotteries will also expand their reach and scale through growing interstate collaboration and online pooling, combined with new online offerings. However, other online casino games will remain outlawed throughout the forecast period, and sports betting will continue to be tightly controlled by the sports leagues themselves, probably preventing the entry of new operators into the market.

34 PwC

EMEA

Development of the legalized and licensed online gaming market in EMEA will be led by Western Europe and South Africa, with progress elsewhere restricted by cultural factors in the Middle East, and concerns over organized crime in Central and Eastern Europe. As smaller EU nations begin to introduce their own in-country licensing and tax regimes over the next two to three years, particularly for poker, operators will want to build critical mass to make money from new services.

As a result, pressure for interstate liquidity pooling will grow, stimulating bilateral agreements between countries and greater regulatory involvement at EC level. However, the requirement for each operator active in a country to submit to local licensing and taxation will remain. Online games of chance will remain largely unlicensed and excluded from the regulatory regime, as in the US, but the EU market will differ in that online sports betting will become increasingly prevalent across borders. Following the example of the successful EuroMillions lottery, online access to inter-country lotteries will also grow.

Asia Pacific

The fact that online gaming is currently illegal in virtually all countries in Asia Pacific except Australia and the Philippines means that widespread development of legal, licensed services across the region is still some way off. While the illegal online gaming market is clearly buoyant, the licensed market will still be fairly small in 2014, with many governments focusing more on enforcing existing regulations than creating new ones. The legal market will be largely limited to the existing market in Australia and the Philippines, and a handful of state-level "walled garden" markets in India.

Latin America

The legal online games market in Latin America will still be at an embryonic stage in 2014, led by Chile and Argentina. In many countries, the restrictions on growth imposed by national regulation will be compounded by low—but rising—penetration of fixed and mobile broadband services. The market in individual countries will be shaped by local cultural factors, such as Chileans' love for poker and Argentina's liking for bingo.

Canada

Canada will remain somewhat ahead of the US in joining up the state-level "walled garden" regulations into a coherent national regime, with interstate collaboration expanding more quickly than south of the border. The growth resulting from these trends will attract new onshore and offshore providers into the Canadian market, which will be seen to some extent as a test-bed for offerings and models that may later be applied in the US when regulations allow. Alongside indigenous Canadian operators, the entrants to the Canadian online gaming market are likely to include bricks-and-mortar casino companies from the US.

Part II: Online gaming

Playing to win 35

Conclusion
An industry facing evolution-not revolution

Spending heading East…

As we commented in our Executive Summary, the global gaming industry in 2014 will be similar in many ways to today's, still dominated by large and prestigious destination developments. However, the continued investment in major resorts will be accompanied by dramatic evolution in several aspects of the industry, as spending shifts eastwards towards Asia Pacific, and as online gaming revenues take off in many markets.

It is important to keep the speed and scale of these shifts in perspective—a need that is mirrored in other segments of the Entertainment & Media (E&M) industry. The projections in our *PwC Global E&M Outlook 2010–2014* indicate that spending on E&M will grow much faster in Asia Pacific than in EMEA and North America in the next few years. However, despite being outpaced in growth terms, those two long-established markets will still be significantly larger than Asia Pacific in 2014. Similarly, in the gaming sector, despite the ongoing shift in spending towards Asia Pacific, driven by rising personal wealth and the emergence of new centers such as Singapore, the US will still be the biggest regional gaming market in 2014, accounting for 44 percent of global revenues compared to Asia Pacific's 40 percent.

…and going digital—but only gradually

The Global E&M Outlook 2010–2014 also projects that E&M's ongoing global migration to digital formats and consumption will continue apace, with digital E&M spending rising at 12.1 percent compounded annually through 2014, compared with 2.6 percent for non-digital. However, despite this shift, non-digital revenues will still account for some two-thirds of total E&M revenues globally in 2014. In the gaming industry, the pace and scale of the migration to online spending is clearly much more difficult to call, given the fragmented regulatory landscape, the varying speeds at which regulation is changing in different jurisdictions, and the current uncertainty in many countries over the boundaries between legal and illegal services.

For these reasons, we have not attempted to provide hard revenue forecasts for online gaming. However, our expectation is that online gaming will still account for a relatively minor proportion of the global gaming industry as a whole in 2014, with much online spending being incremental to the physical gaming industry, rather than substitutional. To try and ensure this is the case, physical gaming locations are enhancing their offer, including building more attractive casino facilities with better accommodation and a wider range of leisure choices, further differentiating the experience of physical gaming from its online counterpart. In our view, the impact of rising online gaming spending may well be felt more keenly among alternative leisure choices such as video-on-demand than among physical casinos.

36 PwC

The emergence of competitive new powerhouses

In parallel with the increasing spending in Asia Pacific and online, a third clear trend over the five-year forecast period will be the rise of new gaming destinations to challenge the established centers, as more governments seek to capitalize on gaming's potential to generate tax revenues and tourism dollars. Two signs of what is achievable—in very different markets—are the projected rapid expansion of Singapore and the anticipated doubling of the gaming spending in Chile between 2009 and 2014. The renewed post-downturn investment in new resort facilities in established gaming centers underlines the degree to which existing locations will take such threats seriously over the coming years.

Economic factors

Alongside these changing competitive dynamics, the key imponderable factor is the global economic cycle. As we highlighted in our Executive Summary, supply side changes by governments and operators do have the power to more than offset the impact of changes in the economic environment: witness the fact that new and improved offerings from regional casinos in the US enabled them to maintain their revenues unchanged in 2009, a year when the overall US market fell by 3.4 percent, and when Atlantic City plunged by 13.2 percent.

However, the fact remains that the economic downturn did cause global spending to decline by 2.8 percent in 2009, with much larger falls in EMEA and the US, and the postponement of investment and construction work on a number of major developments. A renewed onset of economic difficulties could trigger a similarly negative impact on confidence and spending in some markets, especially given the plans for deep cuts in public spending in many countries. At the time of writing the jury is still out, with a double-dip recession in Europe and the US regarded as a possibility, but not a strong likelihood. If a double dip were to come about, the impact could well be to see the balance of global spending shift more rapidly to Asia Pacific by 2014.

Consumer change: the biggest challenge

Going forward, the ultimate determinant of industry growth—both over the five-year forecast period and beyond—will be the industry's ability to continue to produce an offering and experience that people want to spend money on. In markets across the world, the proliferation of digital channels and services is driving an explosion in the entertainment choices available to consumers, ranging from 3D movies to mobile TV to massively multiplayer online games (MMOGs). The intense experience of risk and reward offered by gaming clearly gives it a specific and unique appeal for many people. But to monetize this appeal, the wider offering and context in which gaming is delivered must continue to match consumers' changing tastes, needs, and lifestyle behaviors.

With this in mind, we believe that the single biggest challenge facing the industry will be staying close to its consumers—at all levels of spending—and ensuring the experience remains sufficiently compelling to override other potential choices. This will require an ongoing dialogue with customers, and innovation to keep up with their needs. The challenges are increased by the fact that consumer tastes vary widely in different markets and segments—a factor that is increasingly evident in other segments such as mobile entertainment.

True, it is likely that there will always be a place for the massive destination centers such as Las Vegas and Macau. But the growing ability to segment the customer base and personalize the offering to target specific groups may drive the emergence of new and as yet unthought of niche offerings, and increasing convergence and collaboration with other media. Developments such as social networking, interactive TV with transactional capabilities, MMOGs, and mobile broadband all bring major implications, and not just for online gaming services. Within regulatory limits, such channels can also be used-as they are in other industries-to build and sustain communities of interest around physical casinos, and enhance the gaming experience.

Overall, we believe the next five years will see an evolution rather than revolution in the global gaming industry. But as evolutions go, it will be rapid and pervasive—certainly more sweeping than the change seen during the past decade, which has been slowed in the past three years by the economic downturn. While the gaming landscape of 2014 will be recognizable from today's, it will have many more—and more varied—topographical features.

Playing to win 37

PwC can help

PwC firms provide industry-focused assurance, tax and advisory services to enhance value for their clients. More than 161,000 people in 154 countries in firms across the PwC network share their thinking, experience and solutions to develop fresh perspectives and practical advice.

See pwc.com for more information.

38 PwC

Editorial contributors

Global

Marcel Fenez
Global leader, Entertainment & Media
marcel.fenez@hk.pwc.com

Australia

Megan Brownlow
megan.brownlow@au.pwc.com

Louise King
louise.king@au.pwc.com

David Wiadrowski
david.wiadrowski@au.pwc.com

Canada

Tracey Jennings
tracey.l.jennings@ca.pwc.com

Hong Kong

Adrian KH Yeung
adrian.kh.yeung@hk.pwc.com

Singapore

Greg Unsworth
greg.unsworth@sg.pwc.com

South Africa

Pietro Calicchio
pietro.calicchio@za.pwc.com

Nikki Forster
nikki.forster@za.pwc.com

USA

Michael G French
michael.g.french@us.pwc.com

Frederick Hipwell
frederick.hipwell@us.pwc.com

Sharon Lewis
sharon.lewis@us.pwc.com

Mary Lynn Palenik
mary.lynn.palenik@us.pwc.com

Kirk A Thorell
kirk.a.thorell@us.pwc.com

UK

David Trunkfield
david.trunkfield@uk.pwc.com

John M Waters
john.m.waters@uk.pwc.com

Playing to win 39

This publication has been prepared for general guidance on matters of interest only, and does not constitute professional advice. You should not act upon the information contained in this publication without obtaining specific professional advice. No representation or warranty (express or implied) is given as to the accuracy or completeness of the information contained in this publication, and, to the extent permitted by law, PricewaterhouseCoopers does not accept or assume any liability, responsibility or duty of care for any consequences of you or anyone else acting, or refraining to act, in reliance on the information contained in this publication or for any decision based on it.

© 2010 PricewaterhouseCoopers. All rights reserved. "PricewaterhouseCoopers" and "PwC" refer to the network of member firms of PricewaterhouseCoopers International Limited (PwCIL). Each member firm is a separate legal entity and does not act as agent of PwCIL or any other member firm. PwCIL does not provide any services to clients. PwCIL is not responsible or liable for the acts or omissions of any of its member firms nor can it control the exercise of their professional judgement or bind them in any way. No member firm is responsible or liable for the acts or omissions of any other member firm nor can it control the exercise of another member firm's professional judgement or bind another member firm or PwCIL in any way.

Design: HB07252